


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECD S.E.C.
MAR 1 8 2002
080

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002.

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

FEMSA

Zooming I

2001
Annual
Report



n

Delivering the most appealing beverage for every occasion that's optimally priced for each channel requires absolute control over the distribution of our products. This control along with a systematic analysis of customer behavior and other statistics allows us to better understand when, where and why they choose their beverages. That enables micro-segmentation of the markets – uncovering unprecedented growth opportunities.

This is how FEMSA does business. It's what we call *Zooming In.*

It's a matter of taste

Our method begins by understanding the decision-making process that consumers experience prior to purchasing a beverage: What motivates the purchase? Is it thirst, impulse, need, association, value? Which product will be selected? And how much is a consumer willing to pay for a substitute product? With lifestyles evolving faster than ever, we continually analyze consumer preferences and behavior to deliver the ideal beverage product for every occasion. This understanding of our markets is what drives growth.



Pouring with precision

Drawing on a deeper understanding of consumer behavior with the support of carefully compiled and analyzed data, we then plan for the distribution and marketing of our products. Market by market, corner to corner, we always define the precise indicators that will measure and predict performance prior to any execution. Planning with precision ensures that our customers receive the beverages they desire.



It's all in the delivery

Disciplined execution requires much more than precise planning. It demands an absolute control over distribution through the implementation of pre-sale. This requires harnessing a comprehensive information technology platform to standardize our operational procedures (ERP), and the adoption of a culture of measurable performance. Information, integration, flexibility, control and accountability are the tools applied daily to ensure we're performing effectively and gaining the maximum results.



Is anyone thirsty?



The implementation of an improved business model at FEMSA, based on processes supported by information technology, has yielded significant and quantifiable benefits to both our company and shareholders. In fact, Coca-Cola FEMSA is one of the most successful and profitable bottlers in the world today delivering [illegible] compounded annual growth in operating income over the past six years. Capitalizing on this success, we are applying the Coca-Cola FEMSA business model and operating philosophy within the rest of our company to yield similar benefits that consolidate our long-term success.

Table of Contents


Supermarkets
Channel: supermarkets
Location: high and mid-high income zone
Target: adults (women and men)
Products: beer and soft drinks
Main Brands: Sol, Tecate, Dos Equis, XX Lager, Bohemia, Coca-Cola, Coca-Cola Light, Fanta, Sprite, Fresca and Delaware Punch
La Feria
Channel: amusement park
Location: mid-high income area
Target: children, teens and young adults
Products: soft drinks
Main Brands: Coca-Cola, Coca-Cola Light, Fanta, Fresca, Delaware Punch and Ciel
Doña Lupe
Channel: mom & pop
Location: low income zone
Target: adults, teens and children
Products: beer and soft drinks (big sizes)
Main Brands: Sol, Tecate, Coca-Cola, Coca-Cola Light, Fanta, Fresca
Bar Nodo
Channel: restaurant and bar
Location: high income neighborhood
Target: young adults (25-35 years old)
Products: beer and soft drinks
Main Brands: Sol, XX Lager, Bohemia, Coca-Cola, Coca-Cola Light, Ciel and Ciel Mineralizada
El Kioskito
Channel: small restaurant
Location: mid and low income neighborhood
Target: young adults (25-35 years old)
Products: beer and soft drinks
Main Brands: Sol, Coca-Cola, Coca-Cola Light, Sprite and Ciel
La Cantina de los Remedios
Channel: Mexican restaurant and bar
Location: high-mid income area
Target: young adults (25-35 years old)
Products: beer and soft drinks
Main Brands: Sol, Tecate, XX Lager, Bohemia, Indio, Coca-Cola, Coca-Cola Light, Fanta, Sprite and Ciel
Matador
Channel: small convenience store
Location: mid-low income area
Target: adults (women and men)
Products: beer and soft drinks
Main Brands: Sol, Tecate, XX Lager, Indio and all Coca-Cola Brands
OXXO Store
Channel: convenience store chain
Location: mid income residential area
Target: adults (women and men)
Products: beer and soft drinks
Main Brands: Sol, Tecate, XX Lager, Indio, Bohemia and all Coca-Cola Brands
Parque Nacional del Tepeyac
Av. Ejército Nacional
Zona Rosa
Zócalo
Polanco
Centro
Bosque de Chapultepec
San Lorenzo Atoyac
San Juan de Aragón Park
Coyoacán
130
150D

* The information included in this map is presented as an illustration of how FEMSA is *Zooming in* on its markets.














Supermarkets: for each channel we identify which SKU's are delivered, sold and at what price.


Precios Bajos Siempre
Refrescos
Bebidas
$38
$26

SUCCESS IS IN THE DETAILS

The success of FEMSA's business model is based on processes supported by information technology that addresses the consumer. This ultimately hinges on its ability to drive growth from segmentation of the markets to capture untapped revenue opportunities. In order to get to that level, we will continue implementing and perfecting our presale system while enhancing our understanding of the customer and consumer base through systematic market research.

Our strategic mobilization to install pre-sale systems in the secondary distribution network goes far beyond realizing efficiencies and cost benefits. Pre-sale is our ultimate control tool, allowing us to dictate and monitor which SKU's get delivered for each channel and at what price. Pre-sale allows us to maintain an accurate and updated client database and to track profitability by client. It is the cornerstone of effective market segmentation.

Customer data methodically collected from every channel is reinforced with the information gathered by our market research departments to produce a comprehensive map of the markets we serve, highlighting opportunities for growth. We are developing the infrastructure and capabilities to perform ongoing surveys and studies, tracking the evolution of the most important indicators about our consumers.

The advent of pre-sale systems, information systems and innovative market research techniques have enabled managers to evolve from a one-dimensional market segmentation analysis to a multi-dimensional segmentation approach, discovering unexploited opportunities to drive growth and value. This translates into enhanced product freshness in addition to unprecedented control over price differentiation and revenue management, while focusing on building brand equity more effectively.

By zooming in, we at FEMSA intend to standardize a focused and unique approach to serve our markets, providing our consumers with the beverages they desire most.


Jugos
OXXO
Fresca 2Lt
$12.50
Coca-Cola

Case Study No. 01

LOCATED AND DESIGNED TO SUIT EVERYONE

Understanding the opportunities that rise from the segmentation of the markets, the OXXO Convenience Store Chain is developing multiple store formats according to the particular needs of each neighborhood.

After all, OXXO's customers in Cancun's hotel zone or at an Expo Center such as Cintermex in Monterrey don't necessarily share the same preferences or have the same needs. A housewife from a high-income residential area in Merida visits an OXXO store for very different reasons than a truck driver from Saltillo.

OXXO's management envisioned a convenience store chain with every store tailored to the needs of the local market it serves.

To accomplish that vision, OXXO is standardizing its operating platform including all of the supply management processes. Supported by this platform, management is starting its segmentation approach understanding the nature of the clientele within each store, their preferences, needs and willingness to pay.

MEXICO'S LARGEST CONVENIENCE STORE CHAIN.

Now they are categorizing each store, in order to assigned layout models with the appropriate mix of products and services.

Today, OXXO customers in tourist destinations can find suntan lotions while customers in residential areas can find detergents. Certain stores feature tables and chairs where customers can enjoy snacks or sell fast food prepared on the premises. The goal is to have a special design for each store according to consumers needs. Even the merchandising promotions and furniture layouts have to be in accordance with the store category.

The rollout of OXXO's segmentation strategy is and will be demanding investments to upgrade the technological and logistics platform that supports the convenience store chain. Furthermore, such investments will facilitate category management and price differentiation of products across markets.

The implementation of segmentation strategy has been OXXO's cornerstone to achieving outstanding results. In the last five years, OXXO has increased its traffic from 206 to 318 million people per year.

OXXO's past, present and future success hinges on the ability to master the location and operation of an extensive multi-format convenience retail chain, targeted to multiple consumer segments. In doing so, OXXO is also standardizing operational procedures through the application of best practices and information technology, while simultaneously differentiating the product offering to the consumers. Does this sounds familiar? OXXO's ability to mold itself to any given market has made it Mexico's most popular convenience store.

EBIT/FEMSA COMERCIO*
(millions of pesos)



*Before Management Fees

EBITDA/FEMSA COMERCIO*
(millions of pesos)



*Before Management Fees

TICKET PER CUSTOMER
(% growth)



NET NEW STORES




Pre-sale
Day 1
Delivery
Day 2
FEMSA

The Distribution Process: from Pre-sale through Delivery in two days

[illegible] BEST TOOLS FOR [illegible] BEST PERFORMANCE

FEMSA's business strategy and decision-making processes are supported by knowledge-based management from market research to sophisticated distribution logistics, and loyalty programs to powerful merchandising strategies.

The challenges of micro-segmentation call for the best IT infrastructure in order to run operations smoothly, with total control over the demands of a highly flexible marketing company.

Pre-sale: much more than a pre-ordering system

The initial phase of the pre-sale process consists of the implementation of a pre-ordering system that separates the delivery of the product from merchandising and order placement. The pre-ordering system ensures that delivery trucks are loaded according to the orders taken by the pre-seller, increasing the efficiency of the trucks and optimizing the number of routes. The potential savings and increased efficiencies tend to be greater in those markets that are particularly inefficient to begin with, either because they are highly fragmented, or because there is low market penetration.

While the creation of a more efficient secondary distribution network is certainly one of the primary consequences of pre-sale, its ultimate objective is to avoid out-of-stock clients and to allow the implementation of revenue management in order to facilitate an efficient and profitable control of our brand portfolio.

Utilizing sophisticated hand-held portable devices, we are creating an extensive database that allows us to keep track of which products are sold at each retail outlet and at what price. With this input we can effectively extend our control over the distribution of the product beyond the delivery truck. We leverage such control with price differentiation of products, implementation of simultaneous promotions and designing channel marketing and merchandising strategies tailored for each channel.

In conclusion, pre-sale enables us to address clearly quantified inventory needs by eliminating uncertainty and improving asset utilization, while at the same time maximizing sales prospects, reducing transportation costs, improving the efficiency of our distribution system, thereby linking FEMSA with customers and consumers.

The pre-sale system has already reaped benefits for Coca-Cola FEMSA, where it was first implemented seven years ago. During this period, the implementation of pre-sale along with innovative marketing strategies resulted in a significant increase of market share for the cola segment in Mexico City.

Redesigning FEMSA Cerveza's processes for the implementation of pre-sale has been fast and efficient. FEMSA Cerveza was able to profit from Coca-Cola FEMSA's experience and expertise; executives from the soft drink division joined efforts to replicate their success at FEMSA Cerveza. From 2000 to the end of 2001, volume under pre-sale increased from 14% to 55% of total sales, and by the end of 2002, we expect pre-sale to account for approximately 80% of FEMSA Cerveza's domestic volume.

Technology: hand held computers play a crucial role in the pre-ordering system.


Coca-Cola
FEMSA
OXXO


OXXO
Coca-Cola

Specially designed coolers called "Cervo-ceros" keep beer at zero degrees Celsius (32° Fahrenheit) for optimal consumption conditions.


1 Product Design
2 Manufacturing
3 Logistics
4 Distribution
5 Channels
6 Consumers
Integrated Business System
Functional Processes
Planning Cycles
Information Technology
Human Resources
ERP

We're becoming a process driven organization supported by state-of-the-art information system: **ERP** (Enterprise Resource Planning).

State-of-the-art market research

Systematic and innovative market research tools help management teams acquire an in-depth understanding of markets, retailers and consumers in order to position the products and target more effectively through media, point-of-sale material and communications.

The marketing departments at FEMSA Cerveza and Coca-Cola FEMSA currently performs more than 15,000 monthly surveys across the country to harvest data directly from the consumer on attributes such as brand preference and perception, awareness, purchase intention and actual consumption patterns. This information is an invaluable input for the planning process of media campaigns and the testing for product launches, particularly in smaller cities where consumer information is practically unavailable. Systematic research about consumer preferences has allowed FEMSA to reorient its marketing efforts to maximize the impact of investments.

Anticipating price differentiation and revenue management will rapidly reconfigure the competitive strategies of beverage companies in Mexico; by having market, consumer and customer information that can be translated into actionable data, FEMSA is capitalizing a sustainable long-term competitive advantage.

ERP: The Company's information sharing platform

Our goal is to become a state-of-the-art process-driven organization supported by a comprehensive information technology platform. To do this, our Company must rely on Enterprise Resource Planning (ERP) software to establish uniform practices and procedures to record transactions and provide databases that are readily accessible for decision-making.

We are in the process of rolling out ERP throughout the company, learning from Coca-Cola FEMSA's successful experience. Although the ERP software already contains a large number of variables from past and present transactions, we are increasing its scope to include all our processes, working together with our software providers to develop unique and custom-made applications for the beverage industry. Such a technological platform may also eventually link together one of FEMSA's most important assets—its extensive distribution system for beverages nationwide.

Targeted marketing

As we shape our channels into a more effective gateway to the minds of our consumers, our merchandising strategies are becoming more compelling and more effective by providing consumers with the best choices at the point-of-sale.

For instance, many retailers in Mexico have customers who purchase beverages for immediate consumption. In such cases, our proprietary cooling systems are becoming the norm, offering ready-to-drink alternatives at the right temperature. Coca-Cola FEMSA alone has already placed 120,000 coolers at points-of-sale. FEMSA Cerveza is rapidly installing "Cervo-ceros", specially designed coolers that keep beer at zero degrees Celsius (32° Fahrenheit), which is the preferred temperature for most Mexican beer drinkers.

This marketing strategy was successfully launched at FEMSA Cerveza in 2001 and approximately 40,000 units have been installed so far, accounting for nearly 35% of FEMSA Cerveza's domestic sales volume. The points of sale have been strategically selected on the basis of productivity, location, potential growth and competitive advantage.

The "Cerve-cero" Cooler Program has passed the consumer and retailer tests with high marks

Consumer's Opinion Survey
[illegible]

- 73% It tastes better
- 10% More appealing
- 6% Takes thirst away
- 3% More refreshing
- 1% Drinkability
- 5% Other
- 2% None

Retailers Perception Survey
[illegible]

- 73% Yes - Advantage
- 27% No - Advantage

Drinks Consumer's Preference
During a Soccer Game at Stadiums

- 78% Beer
- 15% Soft drinks
- 7% Others

During a Soccer Game
at home on TV

- 50% Beer
- 37% Soft drinks
- 13% None

The evaluation of this program has been really good. 81% of our retailers have a positive perception on the new "Cerve-Cero" and 73% also perceive it as a competitive advantage over their competitors. In addition, consumers claim and perceive clear benefits from enjoying beer at a consistently cold temperature. For example, 73% believe it tastes better, 10% think it's more appealing, and 6% believe it quenches thirst better.

We are also activating consumption by supporting the most notable and memorable occasions where people consume beverages. Prime examples of these are soccer games, Christmas and Independence Day festivities, and the numerous fairs that take place all year round throughout the country.

Every year, more than 3 million people enjoy the Coca-Cola Christmas parade that Coca-Cola FEMSA first designed and sponsored 3 years ago. With more than 28 allegoric cars and thousands of participators, this event is considered the best-organized and most spectacular parade in Mexico City. After such a big success, Coca-Cola's bottlers in Mexico followed with 45 similar parades within the country.

Soccer, with its more than 58 million fans nationwide, brings a unique opportunity to leverage brand value and per capita consumption. In 2001, FEMSA sponsored 8 of the country's 18 professional soccer league teams with two brands, Sol and Carta Blanca.

Sol also became sponsor of the Mexican national soccer team that qualified for the 2002 World Cup. (See Case Study "Sol Rises for Fans") We capitalize on these sponsorships not only through stadium sales, but also through innovative integrated marketing campaigns including multimedia advertising, point of sale displays, on and off premise promotions, and product tasting both inside and outside stadiums.

Our integrated marketing campaign "Va por Mexico" is another way we connect our brands with people's lifestyles, associating the pride of Mexico's Independence Day with our core beers, Tecate, Carta Blanca, Superior and Sol. The program features events such as fairs and concerts, sweepstakes and promotional campaigns. With a more aggressive plan in 2001, "Va por Mexico" successfully outperformed sales of the 2000 program by 20%, even though the campaign cost 4% less.

In addition, we are generating innovative opportunities to connect us with our consumers through the conceptualization and organization of new events in Mexico. The best example is Monterrey Grand Prix, the great car racing event we drove and sponsored last year for the first time in Monterrey, Mexico. During 2002 we will expand this event to Mexico City, having two race events.

FEMSA is building capabilities in distribution as well as market information gathering in order to zoom in on its target with unprecedented effectiveness and to capture growth opportunities otherwise forgone. As always, the ultimate objective is to satisfy our consumers with their preferred beverage, at the right time, at the right price, in the perfect conditions.

Emotional links between our brands and consumers are created through advertising and marketing events


Sol
Sol
TECATE
TECATE
XX

SOL RISES FOR FANS

When the objective is to position a brand nationwide in Mexico, being present at occasions where Mexican lifestyles *coincide, like a soccer match, is a winning strategy.*

Amidst the euphoria of the matches in 2001, Sol beer was labeled across the soccer fields before millions of fans as one of the four major sponsors of the national soccer team—and fans remembered it.

According to a Day After Recall Study, Sol was the most recognized sponsor of the national soccer team. Better yet, the results of the market research demonstrated that the link and association of Sol with soccer resulted in an increase of 8 percentage points in consumers' intent to purchase the brand.

During the World Cup qualifying round, Sol's sponsorship increased the "next-consumption purchase intent" indicator among 28% of its target market and raised brand awareness by 4 percentage points. Sol's awareness score rose to 41%, surpassing the second-best performer by more than twofold.

A key component of Sol's identity and brand character reflects the values of the national soccer team. This is best *captured in the brand's slogan "El Futbol Nos Une" or* "Soccer brings us together," as soccer matches unleash personal, social and patriotic emotions among fans.

Furthermore, the sponsorship of the national soccer team was an effective way to position Sol to increase market penetration in potential markets in Mexico. In 2002, FEMSA Cerveza expects to strengthen Sol's brand equity and brand awareness with its target consumer base by capitalizing on the sponsorship of the national soccer team during the World Cup.

EL FUTBOL NOS UNE

SOCCER BRINGS US TOGETHER



How did we make Sol shine?
FEMSA Cerveza deployed an integrated marketing strategy with four major components:

1
A dynamic, consumer-*oriented advertising cam-*paign to support the national soccer team during World Cup qualifying rounds

2
Effective promotional and *marketing activities inside* and outside the stadium on match days

3
On-premise and off-premise promotions leveraging on the image of the national soccer team

4
A sweepstakes promotion supported by a exciting and innovative multimedia advertising campaign.

Our commitment: to provide and satisfy our consumers with the best beverages for every occasion.



A LEARNING ORGANIZATION

FEMSA's organizational culture and work ethics are undergoing a thorough transformation, where executives and employees are rewarded based on results, as well as on their initiative and ability to act together in the pursuit of common objectives.

For instance, at Coca-Cola FEMSA de Buenos Aires a streamlined payroll with strong technological and communications networks and extensive training has produced sizeable increases in productivity. In fact, last year record volumes in the history of Coca-Cola FEMSA de Buenos Aires were achieved with streamlined headcount.

Our organizational philosophy seeks and rewards the replication of the best business practices across the Company. An effective exchange program of executives among divisions enables FEMSA to crosstrain our executives while challenging them continuously. This increases our management depth and intellectual capital base an intangible but extremely valuable asset.

Our Corporate Profile

FEMSA is Latin America's largest beverage company, exporting to the United States, Canada, and select countries in Europe, Asia, and Latin America. Founded in 1890 and headquartered in Monterrey, Mexico, FEMSA is strategically comprised of and operates by means of the following subsidiaries: FEMSA Cerveza, which produces and distributes renowned brands of beer such as Tecate, Carta Blanca, Superior, Sol, XX Lager, Dos Equis, Indio and Bohemia; Coca-Cola FEMSA, one of the most important bottlers for The Coca-Cola Company in Latin America, which produces and distributes carbonated beverages such as Coca-Cola, Coca-Cola Light, Fanta, Sprite and Quatro; and the Strategic Business Division, created in November 1999 by grouping the packaging (FEMSA Empaques), retail (FEMSA Comercio) and logistics (FEMSA Logistica) operations, whose main objective is to offer a competitive advantages to the beverages subsidiaries


Coca-Cola
Chupa Chups

We reach our consumers, wherever they are, with the beverage they desire most.



REFRESHING THE CAPITAL OF TANGO

In 2001, Argentina's economy declined for the fourth year in a row, and large-scale retailers engaged in aggressive price wars as they competed for the limited demand for goods in the Buenos Aires market. Complicating matters further for Coca-Cola FEMSA de Buenos Aires, local beverage companies flooded store shelves with low-priced, low-quality products, threatening to undermine the higher-priced core brands (Coca-Cola, Sprite, Fanta and Quatro).

Yet by year end, Coca-Cola FEMSA de Buenos Aires had managed to grow its volumes and improve the return on capital, successfully overcoming the challenges imposed by heightened competition and a weakened economy.

The key to success lies in an in-depth understanding of each one of Buenos Aires' regions resulting from savvy micro-segmentation and the Company's ability to deliver *the right product at the right price in the right place.*

Supported by consumption pattern databases, Coca-Cola FEMSA de Buenos Aires was able to identify the neighborhoods where the low-price brands had gained market share. The marketing managers defined a multi-segmentation strategy that divided the city into socioeconomic zones and then tailored a specific portfolio mix for each region.

To directly compete with the low-price brands, Coca-Cola FEMSA, together with the Coca-Cola Company, launched two new products, Tal and Crush. Furthermore, in order to better market the core brands, Coca-Cola FEMSA developed a Straight Wall PET bottle with more affordable labels and plastic caps.


VOLUMES
(million of unit cases)
ROIC%

To protect the value of the Coca-Cola trademark, these products were only delivered to the targeted lower-income regions with an excellent distribution performance.

As a result of these strategies, customers perceived the Company as one-stop-shop for all their carbonated soft-drink needs. Consumers from lower income neighborhoods found Coca-Cola, Sprite, Fanta and Quatro in more economic presentations, as well as Tal and Crush. In contrast, wealthier neighborhoods featured premium products such as Schweppes and Hi-C, in addition to the standard presentations for the core brands.

The value protection brands launched by Coca-Cola FEMSA de Buenos Aires rapidly became competitive alternatives to local "B-brands". Today Tal, Crush and Core popular presentations represent 20.7% of Coca-Cola FEMSA's total sales in Buenos Aires.

Core brands on the other hand, retained their brand equity and sustained their consumption levels. In addition, Coca-Cola FEMSA de Buenos Aires successfully launched several new products during 2001, including Black Fire, Fanta Manzana and Hi-C Manzana with the objective of serving every market niche.

The success of these marketing strategies is tracked by sophisticated performance indicators, through systems such as RED (Right Execution Daily), an electronic database that monitors sales and compares them across a number of variables.

The results obtained by the Buenos Aires franchise illustrate how knowledge-based management applied by highly trained executives and employees yields outstanding results even under the most adverse circumstances.

These competitive advantages developed in Buenos Aires prepared the Company to better face future challenges in that territory. Those strategies, systems and experiences have been documented and transferred to Coca-Cola FEMSA and FEMSA Cerveza in Mexico, enabling the leverage of that knowledge and the replication of these success stories.



José Antonio Fernández
Chairman of the Board and
Chief Executive Officer

Dear Shareholder,

The year 2001 was filled with challenges. At the macroeconomic level the United States entered a recession, slowing down the economies of its major business partners such as Mexico. The effect of the downturn was quickly felt in the form of reduced demand for consumer goods and services, first in the North of Mexico, but eventually finding its way to the Center and South. The *tragic events of September 11th put additional stress on demand* and pushed the date of the expected recovery further into the future.

At FEMSA, however, we continued implementing our ambitious program to transform the company into a superior marketing organization, focused on growth through better knowledge of our consumer. Having laid the foundation for change during the year 2000, we intensified our efforts to carry on with our plan in spite of the adverse economic environment. Initiatives such as the launch of pre-sale at the Beer division were carried out according to schedule, and sometimes ahead of expectations. Our Retail division achieved record growth by opening new stores at a dizzying pace. And Coca-Cola FEMSA was able to navigate through difficult conditions in Argentina, aided by the company's ability to micro-segment the Buenos Aires market to effectively compete with lower-priced B-brands. Even though the Argentine operations represented only 3% of FEMSA's consolidated EBITDA in 2001, this ability to extract value from a tough competitive environment is strong evidence of the consumer-driven model's potential.

The year 2001 also witnessed remarkable developments from a strategic standpoint. We performed a thorough review of FEMSA's corporate strategy and structure, evaluating different alternatives and concluding that given the existing market dynamics, the best course of action to realize sustainable value for our shareholders is to continue as an integrated beverage company. As the market evolves we will continue to evaluate our strategy and structure, being fully prepared to react with flexibility when the situation so requires.

Consistent with its vision, FEMSA acquired the brand and trademark assets of Mundet, including its Sidral apple-based soft drink. Mundet, a hundred-years-old brand, enjoys excellent recognition in Central Mexico and we will concentrate on strengthening the brand even further.

Zooming In

Building on the foundation for major cultural change laid out during the previous year, in 2001 we at FEMSA opened a new chapter on market innovation, commercial orientation and operational excellence. Just as the Beer division is increasing its focus on its ultimate consumer, our entire organization is adopting a new business philosophy based on factual observation, meticulous analysis, impeccable execution, and a permanent aim on growth. This is what we call Zooming In.

We are convinced that as these principles become an integral part of our corporate identity, they will increase our ability to respond to an ever-changing marketplace, to deliver on our business strategy, and to consistently drive top and bottom-line growth. We will achieve this by going back to our industry's fundamentals, by "getting it right" and then executing optimally over and over again. This philosophy of Zooming In will then become FEMSA's distinctive characteristic and competitive advantage.

The ambitious challenge of long-term transformation did not, however, distract us from our continuous pursuit of measurable short-term growth, as *evidenced by the strong performance of our* business divisions.

Financial Highlights

For fiscal year 2001, FEMSA registered an increase of 6.2% in total consolidated revenues, which amounted to Ps. 49.877 billion (US $5.433 billion). Consolidated operating profit grew by 11.3% over last year, while consolidated net earnings registered an increase of 32.0% over the same period. At the division level, we can point to significant accomplishments such as EBITDA growth of 4.7% at the Beer division, EBITDA growth of 14.0% at Coca-Cola FEMSA, and the net addition of 311 new stores at our Oxxo convenience store chain, representing an increase of 21.4% over last year's totals.

These solid figures represent the continuation of our company's track record of sustained growth, as demonstrated by the 7.94% compound annual growth in revenues and the 19.20% compound annual growth in EBITDA for the period 1995-2001. In absolute terms, this represents an increase of 58.1% in revenues and 167% in EBITDA. We have achieved these results while maintaining a conservative capital structure, reducing consolidated net debt from 922.4 in 1995 to 108 million dollars at the end of 2001. Furthermore, we have managed to invest approximately 2.5 billion dollars during the same period, funding our capital expenditures program mainly with operating cash flow.

Conclusion

On balance, we can look back on the year 2001 as one of systematic *progress in the implementation of our strategy, when we stayed the* course in spite of unexpected challenges. We are convinced that we are on the right track, and are committed to continue shaping our company into one that can deliver value to you, our shareholders, for years to come. We appreciate your trust, and strive to reward it with solid, consistent and reliable performance over the long term. We thank you for your continued support, as we thank all of our teammates for their unwavering effort and contribution.



José Antonio Fernández
Chairman of the Board and
Chief Executive Officer


FEMSA Consolidated (in millions of pesos)
Total Revenues
% Growth
49,677
6.2%
EBIT
% Growth
8,205
7,372
11.3%
EBITDA
% Growth
11,904
6.6%
Operating Margins %
16.5%
FEMSA ROIC %
10.6%
9.3%
Net Debt (In millions of U.S. dollars)
797
671
454
108
01

Eugenio Garza Lagüera
Honorary Life Chairman of the Board



Recognition of a lifetime achievement
With a solid career in the industrial and financial sectors, Don Eugenio Garza Lagüera is recognized as one of the most prominent businessmen in Mexico. His contribution to the creation of successful enterprises dates back to 1947. For 32 years, Don Eugenio presided over VISA's *(1969-1998) and FEMSA's (1988-2001)* Board of Directors, guiding the company through constant expansion. For three decades he overcame the challenges of domestic crises and world economy changes, streamlining the businesses into core beverage activities. Today, FEMSA is one of the largest beverage companies in Latin America and is a principal shareholder of one of the most important Coca-Cola bottlers outside the U.S: Coca-Cola FEMSA.

Don Eugenio also dedicated great efforts to contribute to the development and improvement of our community. One notable example is his tenure as Chairman of Monterrey TEC, where he served for almost 25 years, and was instrumental in shaping that institution into a world-class private university.

After 54 years of consistent achievements, recognizing his crucial role in the creation of value for FEMSA, Don Eugenio Garza Lagüera was named Honorary Chairman of the Board in March of 2001. We are honored to have had the opportunity to work and learn under his leadership through all these years.

We will follow his example of integrity to lead our Company into the future.

FEMSA adheres to all provisions of the Best Corporate Practices Code designed by leading Mexican companies and institutions to improve corporate governance and disclosure practices. Long before the code was established in 2000, FEMSA had developed guidelines to achieve the highest *standards of corporate governance* and management. Our Board of Directors with broad and diverse experience; brings new perspectives and new approaches to business and management. The Board is organized in three committees:

Evaluation and Compensation (Human Resources)
Responsible for: suggesting to the Board procedures for electing the CEO and other senior executives; proposing to the Board the criteria for the evaluation of the CEO and the senior executives; analyzing and presenting the Board the proposal prepare by the CEO regarding the structure and amount of compensation for the corporation's key executives.

Auditing
Responsibilities include: recommending to the Board the candidates for external auditors of the corporation; ensuring the independence and objectivity of the latter; recommending to the Board procedures for the preparation of financial information, its revision and the necessary processes for its disclosure; verifying that the necessary mechanisms are in place to ensure the corporation's compliance with applicable statutory provisions.

Finance and Planning
Responsible for: evaluating the investment policies proposed by the CEO, and for securing Board approval for such policies; evaluating and, if necessary, suggesting financing policies proposed by the CEO; evaluating and, if necessary, suggesting general guidelines for managing the strategic planning of the corporation; furnishing an opinion about the premises of the annual budget and securing *Board approval; ensuring the implementation of the budget and the* strategic plan; identifying the risk factors to which the corporation is exposed, as well as evaluating its management policies.

BOARD OF DIRECTORS

Eugenio Garza Lagüera [1]
Elected: October 27, 1960
Honorary Life Chairman of the Board
Fomento Económico Mexicano, S.A. de C.V.
(FEMSA) Beverages
Monterrey, Nuevo León, Mexico
Series "B" Shareholder

José Antonio Fernández [1]
Elected: March 15, 1993
Chairman of the Board and Chief Executive Officer
Fomento Económico Mexicano, S.A. de C.V.
(FEMSA) Beverages
Monterrey, Nuevo León, Mexico
Series "B" Shareholder

Juan Carlos Braniff [1,2]
Elected: March 15, 1988
Vice President
Grupo Financiero BBVA Bancomer S.A. de C.V.
Financial Institution
Mexico City, Mexico
Series "B" Shareholder

José Calderón [1,2]
Elected: April 6, 1992
Chairman and Chief Executive Officer
Servicios Administrativos de Monterrey, S.A. de C.V.
Real Estate Consulting
Monterrey, Nuevo León, Mexico
Series "B" Shareholder

Consuelo Garza de Garza [1]
Elected: March 18, 1994
Founder and Former President
ANSPAC
Not for Profit Organization
Monterrey, Nuevo León, Mexico
Series "B" Shareholder

Max Michel [1,2]
Elected: March 15, 1989
Chairman of the Board
El Puerto de Liverpool, S.A. de C.V.
Department Stores
Mexico City, Mexico
Series "B" Shareholder

Alberto Bailleres [1,2]
Elected: March 15, 1989
Chairman of the Board and Executive President
Grupo Bal, Mining and Metallurgic Industry,
Insurance Company, Department Stores
Mexico City, Mexico
Series "B" Shareholder

Eduardo A. Elizondo [3]
Elected: March 13, 1996
Member of the Board
Grupo Financiero BBVA Bancomer, S.A. de C.V.
Financial Institution
Monterrey, Nuevo León, Mexico
Series "B" Shareholder

Ricardo Guajardo [1,2]
Elected: October 2?, 1988
Chairman and Chief Executive Officer
Grupo Financiero BBVA Bancomer S.A. de C.V.
Financial Institution
Mexico City, Mexico
Series "B" Shareholder

Alfredo Livas [1,2]
Elected: April 18, 1995
President
Praxis Financiera, S.C.
Financial Consulting Firm
Monterrey, Nuevo León, Mexico
Series "B" Shareholder

Roberto Servitje [2,3]
Elected: April 19, 1995
Chairman of the Board
Grupo Industrial Bimbo, S.A. de C.V.
Food
Mexico City, Mexico
Series "B" Shareholder

Carlos Salguero [2,3]
Elected: April 19, 1995
Former Executive Vice President
Philip Morris International
Tobacco & Beverages
Madrid, Spain
Series "B" Shareholder

Luis Téllez [2,3]
Elected: March 22, 2001
Vice Chairman
Grupo Desc, S.A. de C.V.
Industry
Mexico City, Mexico
Series "D" Shareholder

Eva Garza de Fernández [1]
Elected: March 23, 1999
Founder and President
Alternativas Pacíficas, A.C.
Not for Profit Organization
Monterrey, Nuevo León, Mexico
Series "D" Shareholder

Alexis E. Rovzar [2,3]
Elected: March 15, 1989
Executive Partner
White & Case, S.C.
Legal Firm
Mexico City, Mexico
Series "D" Shareholder

Helmut Paul [2,3]
Elected: October 25, 1988
Consultant
International Finance Corporation (IFC)
Financial Institution
Washington D.C., USA
Series "D" Shareholder

Lorenzo H. Zambrano [2,3]
Elected: April 18, 1995
Chairman of the Board and Chief Executive Officer
Cementos Mexicanos, S.A. de C.V. (CEMEX)
Cement
Monterrey, Nuevo León, Mexico
Series "D" Shareholder

Robert E. Denham [2,3]
Elected: March 22, 2001
Executive Partner
Munger, Tolles & Olson LLP
Law Firm
Los Angeles, CA, USA
Series "D" Shareholder

EXAMINER
José Manuel Canal

ALTERNATE EXAMINER
Ernesto González

ALTERNATE DIRECTORS
Francisco José Calderón
Alfonso Garza Sr.
Max Michel F.
Arturo Fernández
Carlos E. Aldrete
Mariana Garza de Treviño
Paulina Garza de Marroquín
Othón Páez
Lorenzo Garza Sr.
Alfredo Martínez Urdal
Sergio Deschamps Sr.
Sergio L. [illegible]

SECRETARY
Alfredo Livas

ALTERNATE SECRETARY
Carlos E. Aldrete

COMMITTEES
a) Evaluation and Compensation
b) Auditing
c) Finance and Planning

[1] Shareholder
[2] Independent
[3] Related

FINANCIAL HIGHLIGHTS

In millions of pesos
% Growth vs. 2000

- FEMSA Cerveza
- Coca-Cola FEMSA
- Other businesses

Total Assets 48,263 | Total Revenue 49,877 | Income from operations 8,205


13,831
28.7%
17,504
35.1%
3,796
46.3%

Financial Highlights

Millions of Pesos

	U.S. Dollars (1) 2001	2001	2000	% change	1999	% change
Total revenues	5,433	49,877	46,965	6.20	42,809	9.70
Income from operations	893	8,205	7,371	11.30	6,700	10.00
Net income	531	4,871	3,691	32.00	4,396	(16.00)
Net majority income	359	3,292	2,636	24.90	3,308	(20.30)
Net minority income	172	1,579	1,055	49.60	1,088	(2.90)
Total assets	5,257	48,263	45,679	5.70	44,470	2.70
Total liabilities	2,142	19,667	20,376	(3.50)	16,541	23.20
Stockholders' equity	3,115	28,596	25,303	13.00	27,929	(9.40)
Capital expenditures	535	4,912	4,338	8.00	4,131	5.00
Book value per share (2)		3.814	3.346	13.90	3.713	(9.90)
Net income per share (2)		0.621	0.497	25.10	0.619	(19.80)
Personnel	40,996	40,996	42,594	(3.80)	41,367	3.00

(1) Exchange rate 9.18 Pesos/U.S. Dollar as of December, 2001
(2) Data in Mexican Pesos, based on [illegible] outstanding shares

BUSINESS UNIT HIGHLIGHTS

FEMSA Cerveza

Main Brands:
Tecate, Carta Blanca, Superior, Sol, XX Lager, Dos Equis, Tecate Light, Bohemia, and Indio beers

Other Products:
Ice and billboards

Number of Plants	FEMSA Cerveza
Number of Plants	6
Capacity (M hectoliters)	
Installed	31.5
% Utilized	73.9
% Product mix	
Returnable	70.6
Non-returnable	11.2
Can	18.8

Total Sales		
01	+5.3%	20,391
00	+6.2%	19,374
99	+7.7%	18,241
98	+7.4%	16,936
97	+7.0%	15,772
96		14,735

EBIT (before management fee)		
01	-5.9%	3,147
00	+0.6%	3,346
99	+20.2%	3,327
98	+12.6%	2,767
97	+74.8%	2,457
96		1,406

EBITDA (before management fee)		
01	+4.7%	5,195
00	+7.0%	4,961
99	+16.5%	4,635
98	+8.6%	3,970
97	+45.3%	3,654
96		2,515

Total Assets		
01	+5.5%	23,316
00	+2.2%	22,102
99	+1.6%	21,617
98	+1.9%	21,277
97	+1.8%	20,881
96		20,516

Personnel		
01	-7.2%	15,976
00	+7.3%	17,213
99	+8.7%	16,049
98	+5.5%	14,760
97	+0.6%	13,993
96		13,910

Coca-Cola FEMSA

Main Brands:
Mexico: Coca-Cola, Sprite, Fanta, Coca-Cola light, diet Sprite, Fresca, Lift, Delaware Punch, Senzao, Powered Ciel and Ciel Mineralizada

Argentina: Coca-Cola, Coca-Cola light, Sprite, diet Sprite, Fanta, Quatro, TAI, Schweppes Citrus, Schweppes Tonic and Kin

Number of Plants	Valley of Mexico	Southeast Mexico	Buenos Aires
Number of Plants	4	4	1
Distribution Centers	15	41	4
Capacity (m. unit cases)			
Installed	528.6	133.7	206.7
% Utilized	67.20	74.55	61.25
% Product mix:			
Returnable	39.0	45.0	6.0
Non-returnable	61.0	55.0	94.0

Total Sales		
01	+3.8%	17,504
00	+9.9%	16,857
99	+5.0%	15,332
98	+15.0%	14,601
97	+11.6%	12,693
96		11,372

EBIT		
01	+25.0%	3,796
00	+33.7%	3,036
99	+18.8%	2,271
98	+10.6%	1,912
97	+61.6%	1,729
96		1,070

EBITDA		
01	+14.0%	4,934
00	+25.9%	4,328
99	+22.5%	3,438
98	+4.4%	2,806
97	+36.4%	2,687
96		1,970

Total Assets		
01	+22.4%	13,831
00	+4.0%	11,297
99	-3.2%	10,864
98	+6.1%	11,222
97	+6.0%	10,579
96		9,984

Personnel		
01	-3.4%	14,542
00	-1.4%	15,054
99	+1.8%	15,273
98	+6.0%	15,003
97	-0.5%	14,154
96		14,226

FEMSA Comercio

OXXO Main Businesses:
OXXO Convenience Stores

Stores	
Total number of stores	1,762
New stores in 2001	311
Average M² of sale per store	117

Locations	
Northwest	317
North	161
Northeast	474
Central	390
Southwest	302
Southeast	118

A LEGACY FROM OUR PAST, AND COMMITMENT TO OUR FUTURE

Our work community

For more than 80 years, FEMSA's employees and their families have benefited from an integral program that focuses on their permanent development. Combining education, health, art, sports, personal finances and more, Sociedad Cuauhtémoc y Famosa instills a human philosophy that generates better workers, citizens and families while at the same time improving productivity and loyalty.

Our social environment

Ecology The preservation and improvement of our environment has always been within our scope. OXXO has implemented an Ecology Award to increase awareness of ecological protection among junior high school students from all over Mexico. Additionally, environmental officials have certified most FEMSA plants as "Industria Limpia" (Clean Industry).

Culture and Art The FEMSA Collection, one of the most important private art collections in Mexico, has proven to be an extraordinary vehicle for the diffusion of the talent of Mexican and Latin American artists. Selections from among its more than 1,000 art pieces travel regularly on exhibition throughout Mexico and other countries. At the same time, Monterrey's FEMSA Biennial Art Contest, created in 1992, recognizes and stimulates creativity among artists in Mexico. The most recent contest inspired the development of nearly 1,500 works of art by more than 600 artists.

Education The hallmark of FEMSA's philosophy of social responsibility is its constant support of Monterrey TEC, one of the largest and most prestigious universities in Latin America. It was founded in 1943 by a group of visionary businessmen led by FEMSA's Chairman and CEO at that time, Don Eugenio Garza Sada. Many of the more than 130,000 students who have walked its halls have gone on to play crucial roles in the development of Mexico and other countries.

Designated Driver Program This program has encouraged responsible consumption of alcohol among thousands of students. This program is actively promoted in more than 125 Mexican Universities.

Sports Recognizing the importance of promoting role models through successful sportsmen, FEMSA inspired the creation and continuous support of Mexico's Baseball Hall of Fame, visited every year by thousands of Monterrey residents and tourists.

These ongoing programs reflect FEMSA's commitment to understanding the needs of society and to continuously improving the quality of life in the communities we serve.

Financial Review 2001

SIX YEAR FINANCIAL SUMMARY

The figures presented in this summary correspond to the consolidated financial statements of Fomento Económico Mexicano, S.A. de C.V. and Subsidiaries ("FEMSA"). Therefore the figures for the years of 1995 to 1997 are not comparable with the historical financial statements of Grupo Industrial Emprex, S.A. de C.V. and Subsidiaries presented in previous annual reports (see Note 17 to the financial statements).

Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2000	**2001**	2000	1999	1998	1997	1996
Income Statement						
Net sales	**Ps.49,681**	Ps.46,887	Ps.42,739	Ps.40,713	Ps.35,387	Ps.31,854
Total revenues	**49,877**	46,965	42,809	40,864	35,667	31,943
Cost of sale	**24,465**	23,411	21,901	22,295	19,497	18,849
Gross profit	**25,412**	23,554	20,908	18,569	16,170	13,094
Operating expenses	**17,238**	16,218	14,263	12,796	11,040	9,987
Participation in affiliated companies	**31**	35	55	67	60	64
Income from operations	**8,205**	7,371	6,700	5,840	5,190	3,171
Integral result of financing	**181**	1,460	96	1,731	462	(969)
Other expenses (income), net	**306**	(187)	124	484	300	(173)
Taxes	**2,820**	2,407	2,084	1,102	944	592
Net income before *extraordinary items*	**4,898**	3,691	4,396	2,523	3,484	3,741
Effect of changes in accounting principles	**27**	–	–	–	–	–
Consolidated net income for the year	**4,871**	3,691	4,396	2,523	3,484	3,741
Net majority income	**3,292**	2,636	3,308	1,696	1,478	1,806
Net minority income	**1,579**	1,055	1,088	827	2,006	1,935
Ratios to Total Revenues (%)						
Gross margin (gross profit/net sales)	**51.2%**	50.2%	48.9%	45.6%	45.7%	41.1%
Operating margin	**16.5%**	15.7%	15.7%	14.3%	14.6%	9.9%
Net income	**9.8%**	7.9%	10.3%	6.2%	9.8%	11.7%
Other information						
Depreciation	**1,942**	1,991	1,852	1,642	1,498	1,432
Non-cash charges	**1,756**	1,786	1,455	1,252	1,111	965
EBITDA	**11,904**	11,148	10,007	8,734	7,799	5,568
Capital expenditures[1]	**4,912**	4,338	4,131	5,091	4,380	4,098
Balance Sheet						
Assets						
Current assets	**15,200**	12,655	10,469	9,896	9,277	8,765
Property, plant and equipment, net	**27,184**	27,107	27,581	28,843	27,098	26,898
Investments in shares	**432**	500	1,211	1,224	1,336	1,040
Deferred charges	**3,851**	3,250	2,609	2,999	2,295	1,299
Goodwill	**1,232**	1,719	2,148	1,964	2,100	1,669
Other assets	**364**	448	263	127	156	236
Total Assets	**48,263**	45,679	44,470	45,053	42,261	39,907
Liabilities						
Short-term debt	**1,498**	1,703	2,281	3,394	4,107	5,611
Current liabilities	**6,670**	6,287	5,776	4,735	4,336	3,886
Long-term debt	**6,733**	7,284	7,593	9,598	11,681	9,421
Labor liabilities	**760**	705	535	1,011	1,010	1,124
Deferred income tax	**3,759**	4,063	–	–	–	–
Other	**247**	334	356	143	159	253
Total Liabilities	**19,667**	20,376	16,541	18,881	21,293	20,295
Stockholders' equity	**28,596**	25,303	27,929	26,172	20,968	19,612
Majority interest	**20,203**	17,771	19,857	18,186	6,949	6,224
Minority interest in consolidated subsidiaries	**8,393**	7,532	8,072	7,986	14,019	13,388
Financial Ratios (%)						
Liquidity	**2.27**	2.01	1.81	2.09	2.14	2.26
Leverage	**0.69**	0.81	0.59	0.72	1.02	1.03
Capitalization	**0.23**	0.28	0.28	0.36	0.48	0.52
Data per share						
Book value[2,4]	**3.814**	3.348	3.718	3.405	–	–
Net income[3,4]	**0.621**	0.497	0.619	0.318	–	–
Dividends declared and paid:						
Series "B" shares	**0.073**	0.084	0.060	0.048	–	–
Series "D" shares	**0.092**	0.105	0.075	0.060	–	–
Number of Employees	**40,996**	42,594	41,367	39,770	37,202	35,694
Number of Shares[4,5]	**5,297.31**	5,307.59	5,341.34	5,341.34	–	–

(1) Includes investments in property, plant and equipment, as well as deferred charges.
(2) Majority stockholders' equity divided by the total number of shares outstanding at the end of each year.
(3) Majority net income divided by the total number of shares outstanding at the end of each year.
(4) Before 1998, the information is not comparable as a consequence of the VISA-FEMSA restructuring in 1998.
(5) Total number of shares outstanding at the end of each year expressed in millions.

Results of Operations

Audited Financial Results for the twelve months ended December 31, 2001 compared to the twelve months ended December 31, 2000

Set forth below is certain audited financial information for Fomento Económico Mexicano, S.A. de C.V. and its subsidiaries ("FEMSA" or the "Company") (NYSE: FMX; BMV: FEMSA UBD) for the fourth quarter and twelve months ended December 31, 2001, compared to the fourth quarter and twelve months ended December 31, 2000. FEMSA is a holding company whose principal activities are grouped under the following seven subholding companies (the "Subholding Companies") and carried out by their respective operating subsidiaries: FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which engages in the production, distribution and marketing of beer; Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), which engages in the production, distribution and marketing of soft drinks; FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), which engages in the production and distribution of packaging materials; FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), which engages in the operation of convenience stores; Logística CCM, S.A. de C.V. ("Logística CCM") which provides logistics management services to FEMSA Cerveza, and FEMSA Logística, S.A. de C.V. ("FEMSA Logística"), which provides logistics management services to Coca-Cola FEMSA, FEMSA Empaques and to third party clients.

All of the figures in this report have been restated in constant Mexican Pesos ("Pesos" or "Ps.") with purchasing power as of December 31, 2001 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms. The restatement was determined as follows:

- For the results of the Mexican operations, using factors derived from the Mexican National Consumer Price Index ("NCPI"). To restate December 2000 Pesos to December 2001 Pesos, the Company applied an inflation factor of 1.0440 and to restate September 2001 Pesos to December 2001 Pesos, the Company applied a 1.0097 inflation factor.
- For the results of the Buenos Aires operations, using factors derived from the Argentine National Consumer Price Index of 0.9856 to restate December 2000 Argentine Pesos to December 2001 Pesos and of 0.9920 to restate September 2001 Argentine Pesos to December 2001 Pesos; and converting constant Argentine Pesos into Pesos, based on the December 31, 2001 exchange rate of Ps. 5.4 and Ps. 8.89 per Argentine Peso for Balance Sheet and Income Statement, respectively.

This report may contain certain forward-looking statements concerning FEMSA's future performance that should be considered as good faith estimates made by the Company. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact the Company's actual performance.

FEMSA Consolidated

Total Revenues/Net Sales

FEMSA's consolidated total revenues increased by 6.2% to Ps. 49.877 billion and consolidated net sales increased by 6.0% to Ps. 49.681 billion. Net sales growth in 2001 was driven primarily by volume growth and improved pricing experienced by FEMSA Cerveza and Coca-Cola FEMSA's Mexican operations, and by the addition of 311 new Oxxo stores in the case of FEMSA Comercio. FEMSA Empaques net revenues declined by 5.1% in 2001, reflecting an on-going competitive and difficult operating environment particularly for the aluminum beverage can business.

Net Sales Growth

Twelve month ended December 31, 2000 vs. 1999

FEMSA Consolidated	6.0%
FEMSA Cerveza	5.2%
Coca-Cola FEMSA	3.3%
FEMSA Empaques	(5.1)%
FEMSA Comercio	19.8%

Gross Profit

FEMSA's consolidated gross profit increased by 7.9% to Ps. 25.412 billion, representing a consolidated gross margin of 51.2%, an increase of 1.0 percentage points relative to 2000. The expansion in the consolidated gross margin reflects relatively healthy consolidated revenue growth, the prevalence of a very favorable cost environment for FEMSA's beverage operations enhanced by management's efforts to raise productivity and improve efficiencies to adapt to a period of economic slowdown.

Income from Operations

FEMSA's consolidated operating expenses (including goodwill amortization and management fees paid to Labatt) increased by 6.3% to Ps. 17.238 billion. As a percentage of total revenues, consolidated operating expenses increased slightly by 0.1 percentage points to 34.6%. Efforts by Coca-Cola FEMSA and FEMSA Empaques to reduce operating expenses, effectively offset the increase in operating expenses recorded by FEMSA Cerveza and FEMSA Comercio during 2001. The management fee paid by FEMSA Cerveza to Labatt amounted to Ps. 117 million in 2001. FEMSA's consolidated income from operations (after participation in the results of affiliated companies) increased by 11.3% to Ps. 8.205 billion, driven primarily by an increase in profitability in Coca-Cola FEMSA and FEMSA Cerveza. FEMSA's consolidated operating margin increased by 0.8 percentage points to 16.5% of consolidated total revenues.

Change in Income from Operations
Twelve month ended December 31, 2000 vs. 1999, Before Management Fees.

FEMSA Consolidated	11.3%
FEMSA Cerveza	5.9%
Coca-Cola FEMSA	25.0%
FEMSA Empaques	(14.0)%
FEMSA Comercio	8.9%

Net Income

FEMSA's consolidated net income increased by 32.0% from Ps. 3.691 billion recorded in 2000 to Ps. 4.871 billion in 2001. The increase in net income is the result of (i) an 11.3% increase in consolidated income from operations and (ii) a decline of 87.6% in the consolidated integral result of financing.

In 2001 FEMSA recorded a consolidated integral result of financing expense of Ps. 181 million, significantly lower than the consolidated integral result of financing expense of Ps. 1.460 billion recorded for 2000. In 2001 consolidated net financial expense decreased by 33.5% to Ps. 435 million compared to 2000. The decline in net financial expense is primarily attributable to (i) a 1.4 percentage point reduction in the weighted average cost of debt reflecting lower base rates for the Company's variable-rate debt, (ii) slight decline in the Company's average indebtedness and (iii) the appreciation of the Peso against the Dollar. In addition, consolidated interest income increased by 8.0% reflecting higher cash balances despite lower interest rates earned on Peso investments relative to the twelve months of 2000.

FEMSA recorded a consolidated foreign exchange gain of Ps. 293 million compared to a foreign exchange loss of Ps. 1.061 billion recorded in 2000, primarily reflecting the effect of the appreciation of the Peso against the Dollar on FEMSA's Dollar denominated indebtedness during 2001 and a foreign exchange gain recorded by Coca-Cola FEMSA Buenos Aires during the fourth quarter of 2001 from holding Dollar-denominated assets. The foreign exchange loss recorded by the Company in 2000 was mostly related to the loss recorded from foreign exchange forward contracts contracted during 2000.

The loss in consolidated monetary position amounted to Ps. 39 million reflecting the increase in FEMSA's Mexican operations net monetary asset position as well as declining Mexican inflation.

Consolidated other expenses for 2001 amounted to Ps. 306 million compared to consolidated other income of Ps. 187 million recorded for 2000 in connection with asset impairments, write-offs and severance related costs.

The Company's income tax, tax on assets and employee profit sharing amounted to Ps. 2.820 billion in 2001, an increase of 17.2% relative to 2000. The Company's average tax rate for the full year 2001 was 36.5%.

Consolidated net majority income increased by 24.9% amounting to Ps. 3.292 billion in 2001 compared with Ps. 2.636 billion recorded in 2000, primarily reflecting the improvement in consolidated income from operations and a reduction in consolidated integral results of finance. Net majority income per FEMSA Unit1 amounted to Ps. 3.107, compared with Ps. 2.468 for last year, an increase of 25.9%.

Per FEMSA Unit[1]
Twelve months

	2001	2000
Pesos		
Net majority income	**3.107**	2.468
EBITDA[2]	**11,236**	10.435

1) FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of December 31, 2001 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of December 31, 2001 divided by 5.

2) EBITDA is calculated as income from operations plus depreciation and amortization plus non-cash charges. Please note that the U.S. Securities and Exchange Commission does not endorse the use of EBITDA. However, FEMSA's management has chosen to present EBITDA because it believes it is a useful measure.

FEMSA Cerveza

Net Sales

In 2001 FEMSA Cerveza's net sales increased by 5.2% to Ps. 20.248 billion mainly reflecting (i) an increase in domestic sales volume of 0.7% to 22.018 million hectoliters and (ii) an increase in domestic revenue per hectoliter of 4.9% to Ps. 866.7 reflecting the increase in the domestic price of beer implemented early in 2001. The acquisition of third-party distributors during 2001 resulted in a reduction in wholesale margins, which also contributed to the improvement in revenue per hectoliter.

Operating Highlights

% Change. Twelve month ended December 31, 2000 vs. 1999

Domestic volume	0.7%
Export volume	6.6%
Total volume	1.1%
Net sales	5.2%
Income from operation	5.9%

For the twelve months ended December 31, 2001, FEMSA Cerveza recorded 1.0% sales volume growth in the northern regions where the company sustained the highest pricing levels nation-wide. FEMSA Cerveza's sales volume increased by only 0.3% in the center and the southern regions on average, reflecting competitive pressures generated from price differentials from competitors and reflecting the deceleration of economic growth experienced by the center and southern regions of the country during the second half of the year. It is worth noting that the growth in beer sales in the north of Mexico for FEMSA Cerveza in 2001 was carried by the northeast region, as the northwest was more affected by the sharp increase in unemployment from the many maquiladoras that ceased operations early in 2001. Furthermore, the commerce dynamics in northwest border cities were particularly distorted by the economic conditions and the strength of the Peso against the Dollar.

Both the can and the glass non-returnable presentations continued to increase as a percentage of domestic sales volume primarily at the expense of the one-liter glass bottle. Management attributes the increase in the proportion of one-way presentations to (i) a decline in the relative prices of such presentations compared to returnable presentations and (ii) a decline in consumption of beer in returnable packages by the lower socioeconomic levels of the population, reflecting adverse economic conditions.

Export sales volume grew by 6.6% to 1.84 million hectoliters for the twelve months of 2001. Sales volume to North America increased by 6.5% and accounted for 90.3% of FEMSA Cerveza's export sales volume. Sales volume to China represented 3.7% of export sales volume in 2001. Furthermore, FEMSA Cerveza advanced significantly in reducing the administrative and market-related expenses in connection with its international operations outside the Unites States. Export revenues decreased by 1.1% to Ps. 1.164 billion, and in U.S. dollar terms, export revenues increased by 7.3% to US$123 million.

Gross Profit

FEMSA Cerveza's cost of goods sold increased by only 1.0% to Ps. 8.445 billion, reflecting (i) management's effort to increase productivity and (ii) the prevalence of a favorable cost environment throughout the year. FEMSA Cerveza recorded gross profit growth of 8.5% to Ps. 11.946 billion and the gross margin improved by 1.8 percentage points to 59.0% of total revenues. The improvement in gross margin resulted from strong domestic pricing combined with a reduction of fixed and variable costs reflecting (i) lower prices of raw materials and packaging costs resulting from a more competitive environment in the domestic market and the effect of a real appreciation of the Peso against the Dollar in the dollar-denominated prices of raw and packaging materials and (ii) productivity enhancements and on-going cost reduction programs designed to operate more efficiently under adverse economic conditions.

Margins

Twelve months ended December 31:

	2001	2000
Gross margin	**59.0%**	57.2%
Operating margin before management fees	**17.3%**	17.2%

Income from Operations

FEMSA Cerveza's operating expenses increased by 9.5% to Ps. 8.439 billion, representing 41.4% of total revenues, compared to 39.8% of total revenue for the same period last year. The increase in operating expenses resulted from (i) higher demand and channel-related expenses in connection with FEMSA Cerveza's strategic targeting of its consumers (ii) incremental costs in connection with the roll-out of FEMSA Cerveza's new business model, including the completion of the marketing structure to implement a consumer driven business strategy and (iii) incremental expenses associated with the purchase of third-party distributors. Management believes it was relatively successful in implementing operating expense containment measures in response to the sharp deceleration of economic activity and despite the incremental expenses associated in connection with the roll out of FEMSA Cerveza's new business model.

FEMSA Cerveza's income from operations, after participation in the results of Labatt USA and before deduction of management fees paid to FEMSA and to Labatt, increased by 5.9% to Ps. 3.538 billion. FEMSA Cerveza's operating margin before management fees increased slightly by 0.1 percentage points to 17.3% compared to 2000.

Coca-Cola FEMSA

Net Sales

Coca-Cola FEMSA recorded net sales growth of 3.3% to Ps. 17.334 billion in the twelve months ended December 31, 2001. Net sales growth is primarily attributable to volume growth of 3.7% and 3.4% in the Valley of Mexico and Southeast territories, respectively, and of 6.9% in the Buenos Aires territory, for a consolidated volume growth of 4.3%. Average pricing per unit case increased 1.1% in the Mexican territories, as a result of a change in the product and packaging mix, and decreased 9.0% in the Buenos Aires territory, as a result of consumer migration to lower-price brands and larger presentations with a lower price per ounce. The 3.6% sales volume growth in the Mexican territories was the result of new product launches such as Senzao, Ciel Mineralizada (sparkling water), and POWERADE HYDRO, and new packaging presentations such as the eight-ounce non-returnable glass presentation for Coca-Cola and the 250-milliliter PET non-returnable presentation for Fanta, Lift, and Delaware Punch. Commercial strategies such as increased coverage of the cold-drink market, continued emphasis on consumer activation via promotions, events and sponsorships, and the execution of revenue management strategies.

Volume Growth

Twelve months ended December 31, 2001 vs. 2000	Total
México	3.6%
Buenos Aires	6.9%
Total	4.3%

During 2001, sales volume in the Argentine territory increased 6.9% as a result of the introduction of value protection brands such as Taí, Crush, and 'popular' presentations of core Coca-Cola brands, and the growth of premium brands such as Coca-Cola Light and Schweppes. Sales volume in this region declined by 1.5% in Colas and increased by 34.4% for flavored soft drinks. The decrease in average price per unit case that resulted from the success of the value protection brands contributed to a 3.0% reduction in net sales during 2001. This result is actually a satisfactory achievement in light of the critical business environment that prevailed in Argentina, and it highlights Coca-Cola FEMSA Buenos Aires's ability to micro-segment its target market in order to manage a revenue-enhancing product offering.

Gross Profit

Coca-Cola FEMSA's cost of goods sold decreased by 0.8% to Ps. 8.256 billion, significantly below net sales growth. Coca-Cola FEMSA recorded a gross margin expansion of 2.5 percentage points to 53.4% of total revenues. Coca-Cola FEMSA's Mexican operations experienced a gross margin expansion of 2.2 percentage points for the full year 2001, mainly reflecting (i) higher fixed-cost absorption driven by sales volume growth, (ii) lower unit price of certain raw materials due to the appreciation of the Mexican peso over the U.S. dollar, and (iii) fixed-cost reductions resulting from the closing of plants and distribution facilities. Gross margins recorded by the Buenos Aires operation increased 2.9 percentage points to 45.8% of net sales for the full year 2001, mainly due to fixed-cost reductions resulting from productivity and efficiency initiatives and the closing of the San Justo plant in 2000 and the Roca distribution center in 2001.

Margins

Twelve months ended December 31:

	2001	2000
Gross margin	**53.4%**	50.9%
Operating margin before management fees	**21.7%**	18.0%

Income from Operations

Operating expenses decreased by 0.7% to Ps. 5.341 billion. As a percentage of total revenues, operating expenses decreased 1.4 percentage points at 30.5%. This reduction resulted from a decline of 1.9% and 0.3% in administrative and selling expenses, respectively. As a percentage of total revenues, operating expenses decreased in Mexico by 2.0 percentage points, representing a 1.5% decrease in absolute terms, reflecting an increase in sales volumes, a decrease in distribution costs, and lower bottle breakage costs due to a higher non-returnable volume mix. In Argentina, operating expenses as a percentage of total revenues increased by 1.1 percentage points, representing a 2.8% increase in absolute terms, resulting from higher marketing costs which more than offset the savings achieved from headcount optimization across the Company. Coca-Cola FEMSA's income from operations after goodwill amortization increased by 25.0% to Ps. 3.796 billion, reflecting the net effect of (i) an increase of 25.4% in the income from operations of Coca-Cola FEMSA's Mexican territories and (ii) an increase of 8.1% in the income from operations of Coca-Cola FEMSA's Argentine territory. Coca-Cola FEMSA's operating margin increased by 3.7 percentage points to 21.7% of total revenues.

Operating Highlights

Twelve month ended December 31, 2000 vs. 1999

Total Oxxo stores	1,779*
Net sales	19.8%
Same store sales (Oxxo)	0.2%
Income from operations	8.9%

* Includes 17 Oxxo Express stores.

Margins

Twelve months ended December 31:

	2001	2000
Gross margin	**25.7%**	25.7%
Operating margin before management fees	**3.8%**	4.1%

FEMSA Comercio

FEMSA Comercio's net sales increased by 19.8% primarily driven by the increase in net sales recorded by the Oxxo Convenience Store Chain. Oxxo's net sales growth was driven primarily by the addition of 311 new stores during 2001 as same-store-sales increased slightly by 0.2% compared to same-store-sales in 2000. Regional same-store-sales mostly reflected the underlying regional economic conditions. For example, same-store-sales increased approximately 4.0% in the Northeast region of Mexico, 3.6% in the center and 17.5% in the south, although the increase in the south mostly reflects growth from recent store openings particularly in Cancun. Stores located in the northwest region of the country however continued to experience decline in traffic and therefore, same store sales decreased by almost 2.5% in 2001. The Oxxo stores along the Northwest border continue to experience intense competition from supermarkets and convenience stores located along the Mexico-U.S. border, particularly during periods of sustained Peso appreciation as has been the case during 2001.

Average traffic per store for the Oxxo chain in 2001 declined by 5.7% but was compensated by higher growth in ticket per customer of 6.4% for the same period. Operating income recorded by the Oxxo Convenience Store Chain improved by 33.9% in 2001. FEMSA Comercio's operating income however increased only by 8.9% in 2001 reflecting the operating loss recorded by the Bara Discount stores and the expenses in connection with the infrastructure for e-commerce and technological projects. The operating margin before management fees paid to FEMSA decreased by 0.3 percentage points to 3.8% of total revenues.

FEMSA Empaques

FEMSA Empaques' net sales decreased 5.1% in 2001. Net sales were affected primarily by the decline in beverage can revenues reflecting lower purchases by Coca-Cola FEMSA and other third party clients throughout 2001 attributable to lower consumption of canned beverages and the effect of a strong Peso on beverage can dollar-denominated prices. In contrast, sales volume of glass bottles to Coca-Cola FEMSA and to third-party clients increased significantly, primarily reflecting higher demand for the eight-ounce one-way glass bottle. Crown cap export volumes increased by 15.6% during 2001, more than compensating for the decline of 4.7% in domestic crown cap sales volume. The improvement in the profitability of the glass business however was not sufficient to offset the decline in profitability of the beverage can business, therefore FEMSA Empaques' operating margin before management fees paid to FEMSA decreased by 1.5 percentage points to 14.5% of total revenues.

Volume Growth

Twelve month ended December 31, 2000 vs. 1999

Beverage cans	(6.4)%
Crown caps	4.7%
Glass bottles	23.0%

Margins

Twelve months ended December 31:

	2001	2000
Gross margin	**23.1%**	24.7%
Operating margin before management fees	**14.5%**	16.0%

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Translation of a report originally issued in Spanish



ANDERSEN

To the Stockholders of
Fomento Económico Mexicano, S.A. de C.V.:

We have audited the accompanying consolidated balance sheet of FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. (a Mexican corporation) AND SUBSIDIARIES (collectively referred to as the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect total assets of approximately 11% and 12% of the consolidated totals as of December 31, 2001 and 2000, respectively, and total revenues of 22%, 19% and 17% of the consolidated totals for the years ended December 31, 2001, 2000 and 1999, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As mentioned in Note 4:

Beginning in 2000 the Company adopted the new procedures for the recognition of deferred income taxes as prescribed by revised Bulletin D-4, "Accounting for Income Taxes, Tax on Assets and Employee Profit Sharing".

Beginning in 2001 the Company adopted the new procedures for the recognition of all contractual rights or obligations under derivative financial instruments, as prescribed by recently issued Bulletin C-2, "Financial Instruments".

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States (U.S. GAAP). A description of these differences and a reconciliation of consolidated majority net income and stockholders' equity to U.S. GAAP as permitted by the regulations of the U.S. Securities and Exchange Commission, which allows omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Notes 23 and 24.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fomento Económico Mexicano, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Mexico.

Arthur Andersen

Monterrey, N.L., Mexico
January 29, 2002

CONSOLIDATED BALANCE SHEET

At December 31, 2001 and 2000. Amounts expressed in millions of US dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2001.	2001		2000
Assets			
Current Assets:			
Cash and cash equivalents	$ 787	Ps. 7,221	Ps. 4,183
Accounts receivable	353	3,241	2,990
Inventories	457	4,195	4,321
Recoverable taxes	1	13	639
Prepaid expenses	58	530	522
Total Current Assets	1,656	15,200	12,655
Investments in shares	47	432	500
Property, Plant and Equipment, Net	2,961	27,184	27,107
Other Assets, Net	593	5,447	5,417
Total Assets	$ 5,257	Ps. 48,263	Ps. 45,679
Liabilities and Stockholders' Equity			
Current Liabilities:			
Bank loans and notes payable	$ 125	Ps. 1,149	Ps. 1,383
Interest payable	17	154	198
Current maturities of long-term debt	38	349	320
Suppliers	472	4,328	4,079
Taxes payable	95	870	651
Accounts payable, accrued expenses and other liabilities	143	1,318	1,359
Total Current Liabilities	890	8,168	7,990
Long-Term Liabilities:			
Bank loans	771	7,082	7,604
Notes payable	1	9	19
Current maturities of long-term debt	(38)	(349)	(320)
Labor liabilities	83	760	705
Deferred income taxes	409	3,759	4,063
Other	26	238	315
Total Long-Term Liabilities	1,252	11,499	12,386
Total Liabilities	2,142	19,667	20,376
Stockholders' Equity:			
Minority interest in consolidated subsidiaries	914	8,393	7,532
Majority interest:			
Capital stock	421	3,861	3,866
Additional paid-in capital	1,023	9,394	9,394
Retained earnings	973	8,931	6,830
Net income for the year	359	3,292	2,636
Cumulative translation adjustment	59	545	311
Cumulative result of holding non-monetary assets	(634)	(5,820)	(5,266)
Total Majority Interest	2,201	20,203	17,771
Total Stockholders' Equity	3,115	28,596	25,303
Total Liabilities and Stockholders' Equity	$ 5,257	Ps. 48,263	Ps. 45,679

The accompanying notes are an integral part of this consolidated balance sheet.
Monterrey, N.L., México, January 29, 2002.



José Antonio Fernández Carbajal
Chief Executive Officer



Federico Reyes García
Chief Financial Officer

CONSOLIDATED INCOME STATEMENT

For the years ended December 31, 2001, 2000 and 1999. Amounts expressed in millions of US dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2001.

	2001		2000	1999
Net sales	$ 5,412	Ps. 49,681	Ps. 46,887	Ps. 42,739
Other operating revenues	21	196	78	70
Total revenues	5,433	49,877	46,965	42,809
Cost of sales	2,665	24,465	23,411	21,901
Gross profit	2,768	25,412	23,554	20,908
Operating expenses:				
Administrative	486	4,461	4,297	3,635
Sales	1,392	12,777	11,921	10,628
	1,878	17,238	16,218	14,263
Income from operations	890	8,174	7,336	6,645
Participation in affiliated companies	3	31	35	55
	893	8,205	7,371	6,700
Integral result of financing:				
Interest expense	97	893	1,078	1,137
Interest income	(50)	(458)	(424)	(453)
Foreign exchange loss (gain)	(32)	(293)	1,061	(124)
Gain on monetary position	4	39	(255)	(464)
	19	181	1,460	96
Other expenses (income), net	33	306	(187)	124
Income for the year before income tax, tax on assets and employee profit sharing	841	7,718	6,098	6,480
Income tax, tax on assets and employee profit sharing	307	2,820	2,407	2,084
Net income before extraordinary items	534	4,898	3,691	4,396
Effect of changes in accounting principles	3	27	–	–
Consolidated net income for the year	$ 531	Ps. 4,871	Ps. 3,691	Ps. 4,396
Net majority income	359	3,292	2,636	3,308
Net minority income	172	1,579	1,055	1,088
Consolidated net income for the year	$ 531	Ps. 4,871	Ps. 3,691	Ps. 4,396
Net majority income per share (US dollars and constant Mexican pesos):				
Per series "B" share				
Before changes in accounting principles	$ 0.061	Ps. 0.559	Ps. 0.440	Ps. 0.552
After changes in accounting principles	0.060	0.554	0.440	0.552
Per series "D" share				
Before changes in accounting principles	0.076	0.699	0.550	0.690
After changes in accounting principles	0.075	0.693	0.550	0.690

The accompanying notes are an integral part of this consolidated income statement.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

For the years ended December 31, 2001, 2000 and 1999. Amounts expressed in millions of US dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2001.	2001		2000	1999
Resources Generated by (Used in):				
Operations:				
Consolidated net income for the year	**$ 531**	**Ps. 4,871**	Ps. 3,691	Ps. 4,396
Depreciation	**233**	**2,137**	2,263	2,086
Amortization and other	**150**	**1,381**	1,336	1,169
	914	**8,389**	7,290	7,651
Working capital:				
Accounts receivable	**(15)**	**(137)**	158	74
Inventories	**(2)**	**(16)**	(411)	(711)
Prepaid expenses	**(1)**	**(8)**	(159)	(27)
Suppliers and other liabilities	**23**	**207**	829	635
Recoverable taxes, net	**80**	**738**	(447)	279
Net Resources Generated by Operations	**999**	**9,173**	7,260	7,901
Investments:				
Investments in shares	**8**	**74**	652	(41)
Property, plant and equipment, net	**(299)**	**(2,745)**	(2,732)	(2,518)
Deferred charges	**(236)**	**(2,167)**	(1,606)	(1,613)
Fixed asset write-offs	**24**	**221**	62	125
Acquisition of Promotora de Marcas Nacionales	**(17)**	**(158)**	–	–
Sale of fixed assets of Amoxxo	**25**	**229**	–	–
Other assets, net	**9**	**85**	(214)	63
Net Resources Used in Investing Activities	**(486)**	**(4,461)**	(3,838)	(3,982)
Financing Activities:				
Bank loans, notes and interest payable	**(64)**	**(590)**	(883)	(1,380)
Amortization in real terms of long-term liabilities	**(30)**	**(278)**	(230)	(360)
Labor liabilities	**(9)**	**(85)**	(5)	(628)
Dividends declared and paid	**(65)**	**(598)**	(681)	(1,043)
Repurchase of FEMSA shares	**(7)**	**(64)**	(242)	–
Increase (decrease) in the minority interest of:				
FEMSA Cerveza	**(12)**	**(113)**	(160)	(151)
Logística-CCM	**(4)**	**(36)**	–	(22)
Amoxxo	**–**	**–**	–	(12)
Purchase of minority from Amoxxo	**(35)**	**(317)**	–	–
Cumulative translation adjustment	**44**	**407**	141	277
Net Resources Used in Financing Activities	**(182)**	**(1,674)**	(2,060)	(3,819)
Net Increase in Cash and Cash Equivalents	**331**	**3,038**	1,362	100
Cash and Cash Equivalents at the Beginning of the Year	**456**	**4,183**	2,821	2,721
Cash and Cash Equivalents at the End of the Year	**$ 787**	**Ps. 7,221**	Ps. 4,183	Ps. 2,821

The accompanying notes are an integral part of this consolidated statement of changes in financial position.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the years ended December 31, 2001, 2000 and 1999
Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2001.

	Capital Stock	Additional Paid-in Capital	Retained Earnings
Balances at December 31, 1998	Ps. 3,884	Ps. 9,394	Ps. 6,351
Transfer of prior year income			1,663
Dividends declared and paid			(440)
Decrease in the minority interest of:			
FEMSA Cerveza			
Logística CCM			
Amoxxo			
Comprehensive income			
Balances at December 31, 1999	Ps. 3,884	Ps. 9,394	Ps. 7,574
Transfer of prior year income			3,266
Deferred income tax effect			(3,224)
Repurchase of FEMSA shares	(18)		(224)
Dividends declared and paid			(562)
Decrease in the minority interest of FEMSA Cerveza			
Comprehensive income			
Balances at December 31, 2000	Ps.3,866	Ps. 9,394	Ps. 6,830
Transfer of prior year income			2,609
Repurchase of FEMSA shares	(5)		(59)
Dividends declared and paid			(449)
Decrease in the minority interest of:			
FEMSA Cerveza			
Logística CCM			
Purchase of minority from Amoxxo			
Comprehensive income			
Balances at December 31, 2001	Ps. 3,861	Ps. 9,394	Ps. 8,931

The accompanying notes are an integral part of this consolidated statement of changes in stockholders' equity.

Net Income for the Year	Cumulative Translation Adjustment	Cumulative Results of Holding Non-monetary Assets	Total Majority Interest	Minority Interest in Consolidation Subsidiaries	Total Stockholders' Equity
Ps.1,697	Ps. 22	(3,162)	Ps.18,186	Ps. 7,986	Ps. 26,172
(1,697)	34				
			(440)	(603)	(1,043)
				(151)	(151)
				(22)	(22)
				(12)	(12)
3,308	141	(1,338)	2,111	874	2,985
Ps. 3,308	Ps. 197	Ps. (4,500)	Ps. 19,857	Ps. 8,072	Ps. 27,929
(3,308)	42				
			(3,224)	(1,192)	(4,416)
			(242)		(242)
			(562)	(119)	(681)
				(160)	(160)
2,636	72	(766)	1,942	931	2,873
Ps. 2,636	Ps. 311	Ps. (5,266)	Ps. 17,771	Ps. 7,532	Ps. 25,303
(2,636)	27				
			(64)		(64)
			(449)	(149)	(598)
				(113)	(113)
				(36)	(36)
				(317)	(317)
3,292	207	(554)	2,945	1,476	4,421
Ps. 3,292	Ps. 545	Ps. (5,820)	Ps. 20,203	Ps. 8,393	Ps. 28,596

For the year ended December 31, 2001, 2000 and 1999. Amounts expressed in millions of US dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2001

Activities of the Company.

Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") is a Mexican holding company whose principal asset is a 99.98% controlling interest in Grupo Industrial Emprex, S.A. de C.V. ("Emprex").

The principal activities of FEMSA and its subsidiaries ("the Company"), as an economic unit, are grouped under holding company subsidiaries (the "Subholding Companies") of FEMSA or Emprex and carried out by seven operating subsidiaries of such Subholding Companies. The following is a description of such activities, together with ownership interest in each Subholding Company:

Subholding Company	% Ownership	Activities
FEMSA Cerveza, S.A. de C.V. and Subsidiaries ("FEMSA Cerveza")	70.0%	Production, distribution and marketing of beer through its principal operating subsidiary, Cervecería Cuauhtémoc Moctezuma S.A. de C.V., which operates six breweries throughout Mexico and produces and distributes 15 different brands of beer, of which the five most important are: Tecate, Carta Blanca, Superior, Sol and XX Lager. Labatt Brewing Company Limited ("Labatt") and its holding company, Stellamerica Holdings Limited ("Stellamerica"), jointly own 30% of FEMSA Cerveza's capital stock (see Note 18).
Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries ("Coca-Cola FEMSA")	51.0%	Production, distribution and marketing of certain Coca-Cola trademark beverages in two territories in Mexico and one territory in Argentina. The Inmex Corporation, an indirect subsidiary of The Coca-Cola Company, owns 30% of Coca-Cola FEMSA's capital stock. In addition, shares representing 19% of Coca-Cola FEMSA's capital stock are listed on the Bolsa Mexicana de Valores, S.A. de C.V. ("BMV") and The New York Stock Exchange, Inc. ("NYSE").
FEMSA Empaques, S.A. de C.V. and Subsidiaries. ("FEMSA Empaques")	99.9%	Production and distribution of a wide variety of packaging materials primarily to the beverage and food industries through its eight principal operating subsidiaries, including products such as aluminum beverage cans and tops, steel food cans, bottle caps and other closures, glass beverage bottles, labels and other flexible packaging materials, plastic cases, coolers, commercial refrigeration equipment, detergents, lubricants and adhesives.
FEMSA Comercio, S.A. de C.V. and Subsidiaries ("FEMSA Comercio")	99.9%	Operation of a chain of convenience stores under the trade name "OXXO".
Desarrollo Comercial FEMSA, S.A. de C.V. and Subsidiaries ("Amoxxo")	99.9%	Operation of "OXXO Express Service Centers", convenience stores with gas stations.
Logística-CCM, S.A. de C.V. and Subsidiaries ("Logística-CCM")	70.0%	Provide transportation, logistics and maintenance services to FEMSA Cerveza's subsidiaries. Labatt and Stellamerica jointly own 30% of Logística-CCM's capital stock.
FEMSA Logística, S.A. de C.V. and Subsidiaries ("FEMSA Logística")	99.9%	Provide transportation, logistics and maintenance services to FEMSA's subsidiaries other than those of FEMSA Cerveza and to third parties.

On September 3, 2001, Desarrollo Comercial FEMSA, S.A. de C.V. ("DCF"), the subholding company that owns FEMSA's interest in Empresas Amoxxo, S.A. de C.V. ("Empresas Amoxxo") terminated its joint venture agreement with Amoco Mexico Holding Company ("Amoco Mexico"), indirect subsidiary of BP Amoco, p.l.c. Under the join venture termination agreement, DCF acquired Amoco Mexico's equity participation in Empresas Amoxxo and an Amoco Mexico affiliate acquired 14 of 31 sites. DCF retained the remaining 17 sites. This transaction represented a reduction in the book value of FEMSA's minority interest of Ps. 313.

On October 25, 2001, through an indirect subsidiary FEMSA acquired Promotora de Marcas Nacionales, S.A. de C.V. ("Promotora de Marcas Nacionales"), whose principal asset is represented by Mundet trademark soft drinks, additionally concentrate production equipment was acquired. The cost of the acquisition was Ps. 158, generating goodwill of Ps. 136, which is presented in other assets, net in the balance sheet and is being amortized on a straight-line basis over 20 years. FEMSA will continue operating the present Mundet franchises, and Coca-Cola FEMSA was designated to produce, distribute and market Mundet trademark soft drinks in its territories. The results of operations of the acquired company are included in the consolidated results of FEMSA as of the acquisition date.

NOTE 1. Basis of Presentation.

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"), as further explained in Note 23. A reconciliation from Mexican GAAP to US GAAP is included in Note 24.

The consolidated financial statements are stated in millions of Mexican pesos ("Ps."). The translations of Mexican pesos into US dollars ("$") are included solely for the convenience of the reader, using the exchange rate as of December 31, 2001 of 9.18 Mexican pesos to one US dollar. Such convenience translations should not be construed as representations that the Mexican peso accounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

NOTE 2. Basis of Consolidation.

The consolidated financial statements include the financial statements of FEMSA and those of all companies in which it owns directly or indirectly a majority of the outstanding capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

NOTE 3. Foreign Subsidiary Incorporation.

The accounting records of the foreign subsidiaries are maintained in the currency of the country where they are located. The financial statements of the foreign subsidiaries are restated to the purchasing power of the local currency at the end of the year applying the inflation rate of the country of origin and are subsequently translated into Mexican pesos using the year end exchange for their inclusion in the consolidated financial statements.

The variation in a net investment in foreign subsidiaries generated by exchange rate fluctuations is denominated the cumulative translation adjustment and is recorded directly in stockholders' equity.

The foreign exchange gain or loss generated from the financing obtained to acquire foreign subsidiaries, net of the related tax effect, is included in the cumulative translation adjustment, since the net investment in the foreign subsidiaries is considered to be an economic hedge of such debt. The gain or loss on monetary position resulting from such financing is computed using the inflation rate of the country in which the acquired subsidiary is located, because it is considered an integral part of the investment in such subsidiary, and is included in the cumulative translation adjustment.

The goodwill resulting from the acquisition of foreign subsidiaries is maintained in the currency in which the investment was made, since such investment will be recovered in such currency, and is restated applying the inflation factor of the country of origin and using the year end exchange rate.

In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and foreign exchange transactions for the period from December 21, 2001 through January 11, 2002. At the end of this period, a dual exchange rate system went into effect, with a free-floating exchange rate to be determined by supply and demand and a controlled exchange rate of 1.40 Argentine pesos to the US dollar (equivalent to 6.557 Mexican pesos to the Argentine peso, considering the 9.18 Mexican peso/US dollar exchange rate prevailing at year end).

On January 6, 2002, the Argentine government published the Economic Emergency Law that will be in effect through December 10, 2003. This law grants powers to the government to establish the system that will determine the exchange rate of the Argentine peso with respect to foreign currencies and to establish foreign exchange regulations.

Due to the instability of the Argentine economy and the uncertainty with respect to the exchange rate of the Argentine peso at the end of 2001, the Company recognized a devaluation of the Argentine peso and the resulting negative impact on its investment in Coca-Cola FEMSA de Buenos Aires, S.A. ("Coca-Cola FEMSA Buenos Aires") by incorporating the latter's figures into the consolidated financial statements using the following exchange rates:

	Argentine pesos to the US dollar	Mexican pesos to the Argentine peso
Balance sheet	1.700	5.400
Income Statement	1.033	8.890

The income statement was incorporated at the exchange rate of 8.890 Mexican pesos to the Argentine peso, considering that transactions through November 30, 2001 were carried out in the normal course of business and the consequences of the measures adopted by the Argentine government in December affect December and thereafter.

Following a conservative approach, the Company calculated the restatement of fixed assets of foreign origin owned by Coca-Cola FEMSA Buenos Aires using the controlled exchange rate. Liabilities denominated in foreign currency were adjusted to the exchange rate of 1.70 Argentine pesos to the US dollar, although it is possible that some of those liabilities may be settled at the controlled exchange rate.

The impact of the devaluation of the Argentine peso on the Company was Ps. 843, of which Ps. 430 reduced majority stockholders' equity. According to the procedure to restate prior year figures of foreign subsidiaries (see Note 4 a) for the purposes of presenting comparable figures, the exchange rates applicable to 2001 shown above were used, such that stockholders' equity for each year included in the financial statements reflects the impact of the devaluation of the Argentine peso.

Additionally, the economic hedge for the financing denominated in US dollars to acquire Coca-Cola FEMSA Buenos Aires was reduced due to the impairment of the net investment in this subsidiary resulting from the devaluation. Therefore, the effects of Mexican peso exchange rate fluctuations and the monetary gain corresponding to the portion of the unhedged financing were recorded as part of the integral financing result, and the related tax effects were included in the tax provision.

The total impact on the Company's stockholders' equity due to the devaluation of the Argentine peso related to the amounts of Coca-Cola FEMSA Buenos Aires was as follows:

Net income from operations	Ps.	(8)
Exchange gain on foreign currency position		157
Financing for the acquisition of the subsidiary		6
Net income for the year		155
Cumulative translation adjustment		(1,128)
Result of holding non-monetary assets		
Restatement of fixed assets of foreign origin		130
		(843)
Minority interest		413
Net effect in majority stockholders' equity	Ps.	(430)

NOTE 4. Significant Accounting Policies.

The Company's accounting policies are in accordance with Mexican GAAP, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements.

The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation:

The recognition of the effects of inflation in the financial information consists of:

- Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.
- Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated, through the use of factors derived from the National Consumer Price Index ("NCPI").
- Including in stockholders' equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon NCPI factors.
- Including in the cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the most recent balance sheet date by using NCPI factors for Mexican subsidiaries, and by using for foreign subsidiaries the inflation rate plus the latest year end exchange rate of the country in which the foreign subsidiary is located, except as mentioned in Note 3.

The Company restates its income statement using NCPI factors determined from the month in which the transaction occurred to the most recent balance sheet date.

Financial information for the Mexican subsidiaries for prior years was restated using NCPI factors. Financial information for foreign subsidiaries and affiliated companies included in the consolidated financial statements was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located and then translated at the period-end exchange rate of the Mexican peso.

Accordingly, the amounts are comparable with each other and with the preceding years since all are expressed in the purchasing power of the respective currencies as of the end of the latest years presented.

b) Cash and Cash Equivalents:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices.

c) Inventories and Cost of Sales:

The value of inventories is adjusted to replacement cost, without exceeding market value. Cost of sales is determined principally based on replacement cost at the time of sale.

d) Advances to Suppliers:

The balances are adjusted by applying NCPI factors, considering their average age, and are included in the inventory account.

e) Prepaid Expenses:

These represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and applied in the income statement of the month in which the services or benefits are received. Prepaid expenses are principally represented by advertising, leasing and promotional expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations at the time the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the period, during which they are estimated to increase sales of the related products or presentations to normal operating levels, which is generally one year.

f) Bottles and Cases:

Bottles and cases are recorded at acquisition cost and restated to their replacement cost.

FEMSA Cerveza includes bottles and cases in inventories. Breakage is charged to expense as incurred. For the years ended December 31, 2001, 2000 and 1999, breakage expense amounted to Ps. 39, Ps. 32 and Ps. 59, respectively.

Coca-Cola FEMSA includes bottles and cases in property, plant and equipment. For financial reporting purposes, breakage is recorded as an expense as it is incurred. Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. The Company estimates that breakage expense is similar to the depreciation calculated on an estimated useful life of approximately five years for returnable glass bottles and one year for returnable plastic bottles. For the years ended December 31, 2001, 2000 and 1999, breakage expense amounted to Ps. 195, Ps. 272 and Ps. 234, respectively. Bottles and cases in circulation, which have been placed in the hands of customers, are presented net of deposits received from customers, and the difference between the cost of these assets and the deposits received is amortized over a period of 60 months.

g) Investments in Shares:

The investments in shares of affiliated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at cost and restated based upon NCPI factors.

h) Property, Plant and Equipment:

These assets are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin, except bottles and cases of Coca-Cola FEMSA (see Note 4 f), are restated by applying NCPI factors. Imported equipment is restated by applying the inflation rate of the country of origin and then translated at the year end exchange rate.

Depreciation of property, plant and equipment is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. Depreciation rates are determined by the Company together with independent appraisers, considering the estimated remaining useful lives of the assets. Depreciation of new property, plant and equipment commences in the year after placement in service.

The annual average depreciation rates of the assets are as follows:

Buildings and construction	3.2%
Machinery and equipment	5.2%
Distribution equipment	7.5%
Other equipment	18.2%

i) Other Assets:

Goodwill:

This is the difference between the price paid and the book value of the shares and/or assets acquired, which is substantially equal to the fair value of such assets. This difference is amortized over a period of no more than 20 years. Goodwill is recorded in the currency used to make the investment and is restated by applying the inflation rate of the country of origin, then translated at the year end exchange rate.

Deferred Charges:

Represent payments whose benefits will be received in future years. These consist principally of:

- Agreements with customers for the right to sell and promote the Company's products during certain periods of time, which are being considered as monetary assets and amortized in accordance with the timing of the receipt by the Company of such benefits, as set forth in terms of such agreements, which beginning 2001, is in base of the volume sold by the customers. The average term of which is between three and four years.
- Leasehold improvements, which are restated by applying NCPI factors, considering their average age, are amortized using the straight-line method over the term in which the benefits are expected to be received.
- Investments in refrigerators by Coca-Cola FEMSA are depreciated over their useful life of three years, using the straight-line method.

j) Payments from The Coca-Cola Company:

The Coca-Cola Company participates in the advertising and promotional programs of Coca-Cola FEMSA. The resources received for advertising and promotional incentives are included as a reduction of selling expenses. The net expenses incurred were Ps. 817, Ps. 759 and Ps. 731 during the years ended December 31, 2001, 2000 and 1999, respectively. In addition, since 1999 The Coca-Cola Company made payments in connection with Coca-Cola FEMSA's refrigeration equipment investment program. These resources are related to the increase in volume sales of Coca-Cola products that result from such expenditures and will be reimbursed if the established conditions in the contracts are not met. The refrigeration equipment investments, net of the participation of The Coca-Cola Company, are recorded in deferred charges.

k) Labor Liabilities:

Labor liabilities include obligations for the pension and retirement plan, seniority premium and postretirement medical services, based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be non-monetary and are restated using NCPI factors, with such restatement presented in stockholders' equity. The increase in labor liabilities of the year is charged to expense in the income statement.

The unamortized prior service costs are recorded as expenses in the income statement over the period during which the employees will receive the benefits of the plan, which in the case of pension and retirement plans and seniority premiums is 14 years and for postretirement medical services is 20 years, both since 1996.

The main subsidiaries of the Company have established funds for the payment of pension benefits and postretirement medical services through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company's reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net. During the years ended December 31, 2001, 2000 and 1999, these amounted to Ps. 164, Ps. 211 and Ps. 147, respectively.

l) Revenue Recognition:

Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods.

m) Income Tax, Tax on Assets and Employee Profit Sharing:

Beginning in 2000 the Company determines and records its income tax, tax on assets and employee profit sharing in accordance with the tax legislation and revised Bulletin D-4, "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades" (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The balance of deferred income tax and deferred tax on assets is determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the year and the basis for employee profit sharing that are expected to turn around within a defined period.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived.

The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account. The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in retained earnings and minority interest (see Note 20 d).

FEMSA has received authorization from the Secretaría de Hacienda y Crédito Público ("SHCP") to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries. Beginning in 1999, estimated tax payments through the parent company were eliminated, and the benefits of tax consolidation are limited to 60% of the stockholders' participation in the subsidiaries.

n) Integral Result of Financing:
The integral result of financing includes:

Interest :
Interest income and expenses are recorded when earned or incurred, respectively.

Foreign Exchange Gains and Losses:
Transactions in foreign currency are recorded in Mexican pesos using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries (see Note 3).

Gain (Loss) on Monetary Position:
This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position for Mexican subsidiaries is computed by applying NCPI factors to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of foreign companies (see Note 3).

The gain (loss) on monetary position of foreign subsidiaries is computed by applying the monthly inflation rate of the country in which such subsidiary is located to the net monetary position at the beginning of each month, expressed in such country's local currency, then translating the monthly results into Mexican pesos using the year end exchange rate, except as mentioned in Note 3.

o) Financial Instruments:
The Company frequently contracts financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company's operations, the effect is recorded in cost of sales and in operating expenses. If the instrument is used to manage the risks related with the financing operations, the effect is recorded in interest expense or in the foreign exchange loss (gain), depending on the related contract.

Prior to 2001, the Company recorded in the result of the year the effect of financial instruments at their maturity date, except for foreign exchange options, for which the premium paid was amortized throughout the life of the contract.

Beginning in January 2001, Bulletin C-2, "Instrumentos Financieros" (Financial Instruments), went into effect, which requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purposes be valued using the same valuation criteria applied to the hedged asset or liability. Additionally, the financial instruments entered into for purposes other than hedging the operations of the Company should be valued at fair market value. The difference between the financial instrument's initial value and fair market value should be recorded in the income statement at the end of the year. The initial effect of this bulletin is included in net income, net of taxes, as a change in accounting principles, which amount to Ps. 27.

p) Cumulative Result of Holding Non-monetary Assets:
This represents the sum of the difference between book values and restatement values, as determined by applying NCPI factors to non-monetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

q) Comprehensive Income:
Comprehensive income is comprised of the net income and other comprehensive income items such as the translation adjustment and the result of holding non-monetary assets and is presented in the consolidated statement of changes in stockholders' equity.

NOTE 5. Accounts Receivable.

		2001		2000
Trade	Ps.	2,387	Ps.	2,467
Allowance for doubtful accounts		(214)		(221)
Notes receivable		322		309
The Coca-Cola Company		135		110
Insurance claims		26		39
Travel advances to employees		20		15
Loans to employees		13		15
Rent of warehouses		11		10
Other		541		246
	Ps.	3,241	Ps.	2,990

The changes in the allowance for doubtful accounts are as follows:

		2001		2000
Balance at the beginning of the year	Ps.	221	Ps.	212
Provisions for the year		115		161
Write-offs		(113)		(144)
Restatement of the balance at the beginning of the year		(9)		(8)
Balance at the end of the year	Ps.	214	Ps.	221

NOTE 6. Inventories.

		2001		2000
Finished products	Ps.	1,351	Ps.	1,340
Raw materials		1,325		1,408
Bottles and cases of FEMSA Cerveza		983		1,098
Spare parts		309		269
Work in process		118		127
Advertising and promotional materials		13		26
Advances to suppliers		127		68
Allowance for obsolescence		(30)		(15)
	Ps.	4,196	Ps.	4,321

NOTE 7. Prepaid Expenses.

Balance		2001		2000
Advertising	Ps.	476	Ps.	450
Foreign currency call option cost (Note 16)		–		29
Leasing		27		23
Bonus program		3		4
Other		24		16
	Ps.	530	Ps.	522

The advertising and promotional expenses for the years ended December 31, 2000, 1999 and 1998 are as follows:

		2001		2000		1999
Advertising	Ps.	791	Ps.	932	Ps.	765
Promotional expenses		99		109		96

NOTE 8. Investments in Shares.

Company	Ownership	2001	2000
FEMSA Cerveza:			
Labatt-USA LLC	30.00%	Ps. 111	Ps. 121
Associated companies of FEMSA Cerveza	Various	48	76
Río Blanco Trust (waste water treatment plant)	33.71%	65	70
Other associates		21	18
Coca-Cola FEMSA:			
Industria Envasadora de Querétaro, S.A. de C.V. ("IEOSA")	19.60%	59	76
Coca-Cola FEMSA Buenos Aires			
Complejo Industrial Can S.A. ("CICAN")	48.10%	79	76
Other associates	Various	49	63
		Ps. 432	500

On May 31, 2000 FEMSA Empaques' sale of Corrugados de Tehuacan, S.A. de C.V. ("Cotesa") to Willamette Industries, Inc. was completed. The sales price was $ 71 and the net proceeds were used to pay debt. The gain on the sale was $4.9 net of fee payments and is included in other *expenses (income), net. For comparison purposes* the net income of Cotesa for the year ended the December 31, 1999 and as of May 31, 2000 was reclassified as other expenses (income), net.

NOTE 9. Property, Plant and Equipment.

	2001	2000
Land	Ps. 3,270	Ps. 3,192
Buildings, machinery and equipment	38,087	38,183
Accumulated depreciation	(16,294)	(16,341)
Construction in progress	1,241	1,113
Bottles and cases of Coca-Cola FEMSA	204	311
Assets stated at realizable value	676	649
	Ps. 27,184	Ps. 27,107

The Company has identified fixed assets consisting mainly of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such assets have been valued at their estimated realizable value, according to independent appraisals. Such assets are allocated as follows:

	2001	2000
FEMSA Cerveza	Ps. 287	Ps. 293
Coca-Cola FEMSA	25	21
FEMSA Empaques	31	39
Emprex and other	333	296
	Ps. 676	Ps. 649

Those fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in the results of operations.

NOTE 10. Other Assets.

	2001	2000
Agreements with customers of FEMSA Cerveza and Coca-Cola FEMSA	**Ps. 2,081**	Ps. 1,560
Goodwill	**1,232**	1,719
Leasehold improvements	**1,157**	1,051
Advances for other investments	**364**	380
Refrigeration equipment of Coca-Cola FEMSA	**305**	214
Additional labor liabilities (Note 13)	**100**	133
Prepaid advertising	**62**	59
Bonus program (Note 14)	**18**	40
Yankee bond issuance costs	**28**	33
Other	**100**	228
	Ps. 5,447	Ps. 5,417

NOTE 11. Balances and Transactions with Related Parties and Affiliated Companies.

The consolidated balance sheet and income statement include the following balances and transactions with related parties and affiliated companies:

Balance Sheet	2001	2000
Assets (accounts receivable)	**Ps. 648**	Ps. 610
Liabilities (suppliers and other liabilities)	**153**	182

Transactions	2001	2000	1999
Income:			
Sales to and other revenues from affiliated companies of FEMSA Cerveza	**Ps. 1,002**	Ps. 1,019	Ps. 953
Sales of cans to IEQSA	**372**	427	731
Interest income	**95**	94	166
Expenses:			
Purchase of concentrate from The Coca-Cola Company	**2,756**	2,743	2,551
Purchases from Grupo Industrial BIMBO, S.A. de C.V.	**362**	307	266
Purchase of canned products from IEQSA and CICAN	**654**	478	561
Insurance premiums	**78**	10	193
Technical assistance fees	**116**	111	103
Interest expense	**23**	7	34
Other	**22**	27	19

NOTE 12. Balances and Transactions in Foreign Currency

Assets and liabilities denominated in US dollars, excluding Coca-Cola FEMSA Buenos Aires, are as follows:

Balances		Applicable Exchange Rate (1)	Short-Term	Long-Term	Total
December 31, 2001:	Assets	**9.180**	**$ 293**	**$ 16**	**$ 309**
	Liabilities		**260**	**647**	**907**
December 31, 2000:	Assets	9.610	$ 107	$ 19	$ 126
	Liabilities		316	821	1,137

(1) Mexican pesos per one US dollar.

The transactions in foreign currency converted into US dollars, excluding Coca-Cola FEMSA Buenos Aires, were as follows:

Transactions	2001	2000	1999
Revenues	**$ 204**	$ 192	$ 170
Expenses:			
Purchase of raw materials	**201**	219	239
Technical assistance fees	**44**	21	17
Interest and other	**177**	204	198
	$ 422	$ 444	$ 454

As of January 29, 2002, the issue date of these consolidated financial statements, the exchange rate was 9.175 Mexican pesos per one US dollar, and the foreign currency position was similar to that December 31, 2001.

NOTE 13. Labor Liabilities.

The actuarial calculations for the Mexican subsidiaries' pension and retirement plans, seniority premiums and postretirement medical service *liabilities and the cost for the year were determined using the following long-term assumptions:*

	Real Rates
Annual discount rate	6.0%
Salary increase	2.0%
Return on assets	6.0%

In June 2001 the Company decreased the projected service obligation derived from a change in the actuarial calculations based on a confirmation received from the Mexican Social Security Institute ("IMSS") regarding the interpretation of Article 28 of the Social Security Law in effect in July 1997, in which the IMSS increased the pensions to those insured for disability, old age, and discharge due to aging.

The balances of the liabilities and the trust assets as well as the expenses for the year, are as follows:

	2001	2000
Pension and retirement plans:		
Vested benefit obligation	Ps. 1,029	Ps. 613
Non-vested benefit obligation	892	1,483
Accumulated benefit obligation	1,921	2,096
Excess of projected benefit obligation over accumulated benefit obligation	190	259
Projected benefit obligation	2,111	2,355
Pension plan funds at fair value	(1,475)	(1,431)
Unfunded projected benefit obligation	636	924
Unrecognized net transition obligation services	(349)	(363)
Unrecognized actuarial net gain (loss)	215	(115)
	502	446
Additional labor liability	82	126
Total	584	572
Seniority premiums:		
Vested benefit obligation	Ps. 55	Ps. 48
Non-vested benefit obligation	42	44
Accumulated benefit obligation	97	92
Excess of projected benefit obligation over accumulated benefit obligation	8	7
Projected benefit obligation	105	99
Unrecognized net transition obligation services	(13)	(6)
	92	93
Additional labor liability	18	7
Total	Ps. 110	Ps. 100
Postretirement medical services:		
Vested benefit obligation	Ps. 150	Ps. 74
Non-vested benefit obligation	167	90
Accumulated benefit obligation	317	164
Medical services funds at fair value	(24)	(25)
Unfunded projected benefit obligation	293	139
Unrecognized net transition obligation	(63)	(66)
Unrecognized actuarial net loss	(164)	(40)
Total	Ps. 66	Ps. 33
Total Labor Liabilities	Ps. 760	Ps. 705

Expense for the year	2001	2000	1999
Pension plan	Ps. 95	Ps. 130	Ps. 150
Seniority premium	19	17	19
Postretirement medical services	38	13	13
	Ps. 152	Ps. 160	Ps. 182

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the real behavior of those variables at the end of the year.

At December 31, 2001 and 2000 the projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which is recorded as an intangible asset included in other assets, net (see Note 10).

The trust assets consist of fixed income and variable funds, valued at market. The contribution to the pension plan and postretirement medical services funds by certain subsidiaries amounted to Ps. 48 and Ps. 27 at December 31, 2001 and 2000, respectively.

The integral result of financing includes the interest cost related to labor liabilities, net of the return on assets. This amounted to Ps. 45, Ps. 45 and Ps. 70 for the year ended December 31, 2001, 2000 and 1999, respectively.

NOTE 14. *Bonus Program.*

Certain subsidiaries of the Company have implemented a bonus program for the benefit of certain executive officers of such subsidiaries. Under the terms of this program approved in April 1997, the executive officers will be entitled on the fifth anniversary of the program to a cash payment of a special bonus based on the officer's salary and the amount of the increase in real terms in the market value of FEMSA shares during the preceding five years, provided that no payments will be made unless the market value of FEMSA shares has at least doubled in real terms by such fifth anniversary.

For the executives of Coca-Cola FEMSA, the bonus program is based in equally on the market value of FEMSA shares and on the market value of Coca-Cola FEMSA shares.

The Company hedged its potential obligation under the bonus program by investing in cash-settled options, and such purchased options were deposited in a trust. The cost of the purchased options has been recorded in other assets, net and is amortized over the five-year term of such options since April 1997. As of December 31, 2001 and 2000, the unamortized cost of the options amount to Ps. 18 and Ps. 40, respectively (see Note 10).

The purchased options are "marked to market", and any income derived therefrom is recorded only to the extent that such income exceeds the potential compensation as a function of the special bonuses that would be due based on the stock price at the end of each reporting year. As of the date of these financial statements, no income has been recorded.

Additionally, in 1999 the Company instituted a new compensation plan for certain key executives, which consists of granting them an annual bonus over the following five years in the form of stock or stock options, based on each executive's responsibilities within the organization and the executives' performance during the previous year.

For each key executive, on an annual basis, the net after-tax amount will be irrevocably transferred in kind to a trust, which through the instructions of a technical committee can:

- Acquire stock of FEMSA or any of its subsidiaries that are listed on the Mexican stock exchange or certificates of deposit that represent shares listed in the NYSE, and/or
- Acquire purchase options of the stock mentioned above.

The executives will have access to the assigned stock or options in 20% increments in each of the five years following the granting of the bonus.

The annual bonus is recorded in the result of operations of the year. The amounts paid corresponding to 2001, 2000 and 1999 were Ps. 127, Ps. 138 and Ps. 108, respectively.

NOTE 15. Bank Loans and Notes Payable.

Current bank loans and notes payable outstanding at December 31, 2001 principally consist of revolving loans denominated in US dollars with a weighted average annual interest rate of 5.0 %.

Long-term bank loans and notes payable of the Company are as follows (denominated in US dollars, unless otherwise indicated):

Bank	Interest Rate	2001	2000
FEMSA :			
Bank of America N.T. & S.A.	Libor + 2.13%	**Ps. –**	Ps. 1,003
FEMSA Cerveza:			
Private placement	8.89%[2]	**1,744**	1,906
Bayerische Vereinsbank, AG	3.44%[1]	**248**	212
Comerica Bank	Libor + 1.00%	**230**	151
Scotiabank Inverlat, S.A.	Cetes + 0.75[1][3]	**800**	–
Various	2.85%[1]	**29**	149
		3,051	2,418
Coca-Cola FEMSA:			
Private placement	8.95%[2]	**1,836**	2,007
Yankee bond	9.40%[2]	**918**	1,003
Various	9.28%[2]	**50**	68
		2,804	3,078
FEMSA Empaques:			
Rabobank Nederland, New York	7.41%[1]	**11**	236
Royal Bank of Canada, New York	Libor + 1.05%	**276**	201
Bayerische Vereinsbank, AG	6.65%[2]	**104**	122
Landesbank SH Girozentrale, Kill	Libor + 2.50%	**26**	52
Bayerische Vereinsbank, AG	7.16%[1]	**–**	46
Various	9.16%[1]	**–**	27
		417	684
FEMSA Comercio:			
BBVA Bancomer, S.A.	Libor + 1.25%	**734**	351
		734	351
FEMSA Logística:			
Citibank, N.A.	Libor /0.95 + 2.50%	**76**	70
		76	70
		Ps. 7,082	Ps. 7,604

(1) Weighted average variable interest rate of the year.
(2) Fixed interest rate.
(3) Denominated in Mexican pesos.

Maturities of long-term bank loans as of December 31, 2001 are as follows:

Current maturities of long-term debt	**Ps. 349**
2002	**978**
2003	**2,874**
2004	**443**
2005	**2,406**
2006	**25**
2007	**7**
	Ps. 7,082

Each subholding has bank loans from different financial institutions, with different restrictions and covenants. As of December 31, 2001, the companies were in compliance with all restrictions and covenants established in their loan agreements.

NOTE 16. Fair Value of Financial Instruments.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	**$ 771**	**$ 810**	$ 759	$ 764
Cash-settled options	**2**	**–**	6	3
Call option agreements	**–**	**–**	6.1	5.2
Weighted average exchange rate for the forward agreements:				
Argentine peso ("P.A.") vs. US dollar	**–**	**–**	P.A. 1.070	1.040

a) Long-Term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar remaining maturities. The fair value of long-term notes payable is based on quoted market prices.

b) Cash-Settled Options:

The terms of and accounting for the cash-settled options are described in Note 14. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date. The Company does not anticipate canceling these agreements and expects them to expire as originally contracted.

c) Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. The result is accrued as interest rate change and recognized as an adjustment to interest expense in the income statement. At December 31, 2001 the Company has the following outstanding agreements:

		Interest Rate		
	Notional Amount	Paid	Received	Maturity Date
FEMSA Cerveza	$ 25	4.935	Libor + 1%	September 2004
FEMSA Empaques	110	5.955	Libor	February 2002

The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date. The Company does not anticipate canceling these agreements and expects them to expire as originally contracted.

d) Call Option:

At December 31, 2001, the Company does not have any call option agreements to buy US dollars. At December 31, 2000, the Company had 36 call option agreements to buy US dollars, for a total amount of $ 161 at an average exchange rate of 10.37 Mexican pesos to one US dollar. The fair value is estimated based on quoted market prices of the cost paid for such agreements, considering the same amounts, exchange rates and maturity dates originally contracted.

e) Forward Agreements to Purchase-Sell US Dollars:

At December 31, 2001, the Company does not have any forward agreements to hedge its operations denominated in US dollars. At December 31, 2000, the Company had 35 agreements to buy and sell US dollars for a total amount of $ 131 and $ 122 , respectively, that expired during 2001. Additionally, Coca-Cola FEMSA had 10 forward agreements to purchase Argentine pesos for a total amount of $ 100, which expired during November and December 2001. The fair value is estimated based on quoted market prices of each agreement at year end assuming the same maturity date originally contracted.

NOTE 17. Minority Interest in Consolidated Subsidiaries.

	2001	2000
FEMSA Cerveza	**Ps. 4,656**	Ps. 4,324
Coca-Cola FEMSA	**3,663**	2,797
Amoxxo	**–**	317
Logística-CCM	**74**	94
	Ps. 8,393	Ps. 7,532

NOTE 18. Stockholders' Equity.

As of December 31, 2001, the capital stock of FEMSA was comprised of 5,297,310,450 common shares, without par value and with no foreign ownership restrictions. Fixed capital amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

- Series "B" shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock.
- Series "L" shares, with limited voting rights, which may represent up to 25% of total capital stock.
- Series "D" shares, with limited voting rights, which individually or jointly with series "L" shares may represent up to 49% of total capital stock.

The Series "D" shares are comprised as follows:

- Subseries "D-L" shares may represent up to 25% of the series "D" shares.
- Subseries "D-B" shares may comprise the remainder of outstanding series "D" shares.
- The non-cumulative premium dividend to be paid to series "D" stockholders will be 125% of any dividend paid to series "B" stockholders.

The Series "B" and "D" shares are linked together in related units as follows:

- "B units" each of which represents five series "B" shares and which is traded on the BMV.
- "BD units" each of which represents one series "B" share, two subseries "D-B" shares and two subseries "D-L" shares, and which is traded both on the BMV and the NYSE.
- The related units will cease to be linked together on May 2008, after a period of 10 years from the date of the first issue. Subseries "D-B" shares will be converted into series "B" shares, and subseries "D-L" shares will be converted into series "L" shares.

As of December 31, 2001, FEMSA's capital stock is comprised as follows:

	"B" Units	"BD" Units	Total
Units	419,569,500	639,892,590	1,059,462,090
Shares:			
Series "B"	2,097,847,500	639,892,590	2,737,740,090
Series "D"	_	2,559,570,360	2,559,570,360
Subseries "D-B"	_	1,279,785,180	1,279,785,180
Subseries "D-L"	_	1,279,785,180	1,279,785,180
Total Shares	2,097,847,500	3,199,462,950	5,297,310,450

The restatement of stockholders' equity is allocated to each of the various stockholders' equity accounts, as follows:

	Historical Cost	Restatement	Restated Value
Capital stock	Ps. 2,649	Ps. 1,212	Ps. 3,861
Additional paid-in capital	5,909	3,485	9,394
Retained earnings	6,465	2,466	8,931
Net income for the year	3,184	108	3,292

At an ordinary stockholder meeting held on March 27, 2001, the stockholders approved a dividend of 0.0734 pesos (nominal value) per series "B" share and 0.0917 pesos (nominal value) per series "D" share, which was paid in May 2001.

The net income of each Mexican subsidiary is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the subsidiary, except as stock dividends. At December 31, 2001, this reserve for FEMSA amounted to Ps. 162.

Until 1998 retained earnings and other reserves distributed as dividends, as well as reductions of capital, were subject to a 34% income tax charged to FEMSA when the distribution was not made from previously consolidated taxable net income (Cuenta de Utilidad Fiscal Neta, "CUFIN"). In 1999, the income tax rate increased from 34% to 35%, allowing the Company to defer payment of 3% in 1999 and 5% during 2000 and 2001, until the date on which the earnings are distributed as dividends on consolidated taxable income. Beginning in 1999 a previously consolidated taxable net income reinvested (Cuenta de Utilidad Fiscal Neta Reinvertida, "CUFINRE") was created, which amounted to Ps. 3,665, including a deferred tax payment of Ps. 96. Beginning 2002, and based on the last tax reform, the right to defer taxes is not longer available, nevertheless CUFINRE has to be applied before CUFIN.

At an ordinary stockholder meeting held on March 10, 2000, the stockholders approved a stock repurchase program up to an amount of Ps. 1,000. This program will be funded by internal resources, and its implementation will depend on stock price, market conditions and other economic factors. At December 31, 2001, the reserve amounted to Ps. 730.

The Company implemented this program beginning in October 2000. The repurchased shares were recorded as a reduction of common stock by the nominal value of the shares. The remainder was applied against the reserve for the acquisition of Company stock within retained earnings. Additionally, the shares purchased were amortized.

	Millions of Shares	Amount	Capital Stock	Retained Earnings	Total
As of December 31, 2000	33.7	Ps. 242	Ps. (18)	Ps. (224)	Ps. (242)
From January 1, 2001 to January 16, 2001	10.3	64	(5)	(59)	(64)
Total	44.0	Ps. 306	Ps. (23)	Ps. (283)	Ps. (306)

NOTE 19. Net Majority Income per Share.

This represents the net majority income corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the year. Additionally, the net income distribution according to the dividend rights of each share series, is presented.

The following presents the computed weighted average number of shares and the distribution of income per share series:

	Millions of shares			
	Series "B"		Series "D"	
	Number	Weighted Average	Number	Weighted Average
From January 1 to December 31, 1999 and 2000	2,746.5	2,746.5	2,594.8	2,594.8
Repurchase of the Company's shares between October 29 and December 29, 2000	(6.7)	(0.7)	(27.0)	(3.0)
At December 31, 2000	2,739.8	2,745.8	2,567.8	2,591.8
From January 1 to December 31, 2001	2,739.8	2,739.8	2,567.8	2,567.8
Repurchase of the Company's shares between January 4 and January 16, 2001	(2.1)	(2.0)	(8.2)	(8.0)
At December 31, 2001	**2,737.7**	**2,737.8**	**2,559.6**	**2,559.8**
Dividend rights	1.00		1.25	
Allocation of earnings:				
1999 and 2000	45.85%		54.15%	
2001	46.11%		53.89%	

NOTE 20. Tax System.

a) Income Tax:

Mexican income tax is computed on taxable income, which differs from accounting income principally due to the difference between purchases and cost of sales, the treatment of the integral result of financing, the cost of labor liabilities and depreciation. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the tax inflationary component, which is similar to the gain or loss on monetary position.

The statutory income tax rate is 35%. Beginning in 2003, the rate will be reduced one percentage point per year through to 2005 when the rate will be 32%. During the period of 1999 to 2001, the Company was allowed to defer payment (3% in 1999 and 5% in 2000 and 2001) until the date on which the earnings are distributed as dividends.

The income tax in Argentina is calculated on taxable income, which differs from accounting income principally due to differences in depreciation and provisions. The Argentine income tax rate is 35%.

b) Tax on Assets:

The Mexican tax on assets is computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of income taxes over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years.

The tax laws in Argentina established a Tax on Minimum Presumptive Income ("TMPI"), which, similar to the Mexican tax on assets, is paid only to the extent that it exceeds the income taxes of the year. Any required payment of TMPI is recoverable to the extent that the income taxes exceed the TMPI of the following four years.

c) Employee Profit Sharing:

Employee profit sharing is computed at the rate of 10% of the individual taxable income of each of the Mexican subsidiaries, except that depreciation of historical rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due, and all other effects of inflation are also excluded.

The present tax law in Argentina does not consider any statutory employee profit sharing.

d) Deferred Income Taxes:

Beginning in 2000 a new accounting principle became effective, revised Bulletin D-4, which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The initial effect of the application of this bulletin generated a deferred tax liability of Ps. 4,416 and a reduction of Ps. 3,224 and Ps. 1,192 in majority and minority stockholders' equity, respectively.

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes	2001	2000
Current:		
Allowance for doubtful accounts	**Ps. (75)**	Ps. (78)
Inventories	**1,368**	1,395
Non-current:		
Property, plant and equipment, net	**2,887**	3,310
Investments in shares	**27**	32
Deferred charges	**(46)**	(157)
Pension plan	**(175)**	(155)
Seniority premiums	**(32)**	(33)
Medical services	**(23)**	(12)
Recoverable tax on asset	**(74)**	(69)
Tax loss carryforwards	**(76)**	(103)
Other reserves	**(22)**	(67)
	Ps. 3,759	Ps. 4,063

As mentioned in clause a) above, the statutory rate will be reduced from 35% to 32%, resulting in a reduction of the balance of deferred taxes as of December 31, 2001, based on the expected dates of reversal of the temporary differences.

The changes in the balance of the deferred income taxes for the year are as follows:

	2001	2000
Balance at beginning of the year	**Ps. 4,063**	Ps. 4,416
Loss on monetary position	**11**	14
Provision for the year	**149**	153
Change in the statutory income tax rate	**(238)**	–
Result of holding non-monetary assets	**(226)**	(520)
Balance at end of the year	**Ps. 3,759**	Ps. 4,063

e) Income Tax, Tax on Asset and Employee Profit Sharing Provisions:

	2001	2000	1999
Current income tax	**Ps. 2,606**	Ps. 2,001	Ps. 1,843
Tax on assets	**27**	20	15
Deferred income tax	**149**	153	–
Change in the statutory income tax rate	**(238)**	–	–
	2,544	2,174	1,858
Employee profit sharing	**276**	233	226
	Ps. 2,820	Ps. 2,407	Ps. 2,084

f) Tax Loss Carryforwards:

Tax loss carryforwards may be applied against taxable income of the 10 years following the year when they are generated, in accordance with the Mexican income tax law.

The expiration dates of such amounts are as follows:

Year	Tax Loss Carryforwards	Recoverable Tax on Assets
2003	Ps. –	Ps. 4
2004	1	22
2005	2	6
2006	18	6
2007	24	5
2008	26	8
2009	26	3
2010	42	7
2011	79	13
	Ps. 218	Ps. 74

g) Reconciliation of Effective Tax Rate

	2001	2000	1999
Statutory income tax rate	35%	35%	35%
Permanent differences:			
Gain on monetary position	(1)	(3)	(7)
Inflation component	1	2	5
Difference in tax and books basis of fixed assets sold	–	–	1
Non-deductible expenses	2	2	5
Effect of change in tax rate	(3)	–	–
Other	(1)	–	2
Temporary differences:			
Depreciation	–	–	(2)
Cost of sales vs. purchases, labor and overhead	–	–	(4)
Non-deductible reserves	–	–	(1)
Application of tax loss carryforwards	–	–	(5)
Subsidiaries with tax loss carryforwards	–	–	1
Application of prior years' tax on assets	–	–	(7)
Tax consolidation adjustment	–	–	5
Tax on assets	–	–	1
Effective income tax rate	30%	36%	29%

NOTE 21. Commitments

The Company leases certain machinery, distribution equipment and forklifts. As of December 31, 2001 minimum lease commitments in US dollars and pesos under all non-cancellable leases are as follows:

a) In dollars, for the leasing of production machinery and equipment and distribution equipment.
b) In pesos, for the leasing of land for the operations of FEMSA Comercio and Amoxxo.

The contracts expire as follows:

2002	**$ 13**	**Ps. 184**
2003	**10**	**158**
2004	**9**	**191**
2005	**7**	**129**
2006	**4**	**116**
2007	**1**	**103**
2008	**–**	**95**
2009	**–**	**83**
2010 al 2020	**–**	**262**

NOTE 22. Information by Segment.

Relevant information concerning the major subsidiaries of FEMSA, which represent different segments, is as follows:

Total Revenues[1]	2001	2000	1999
FEMSA Cerveza	**Ps. 20,391**	Ps. 19,374	Ps. 18,241
Coca-Cola FEMSA México	**14,362**	13,697	11,910
Coca-Cola FEMSA Buenos Aires	**3,142**	3,159	3,422
FEMSA Empaques	**6,222**	6,555	7,332
FEMSA Comercio and Amoxxo	**10,153**	9,927	7,892
FEMSA Logística and Logística-CCM	**1,457**	1,465	1,382
Other	**1,406**	1,087	668
Consolidation adjustments	**(7,256)**	(8,299)	(6,038)
	Ps. 49,877	Ps. 46,965	Ps. 42,809

Income from Operations[2]	2001	2000	1999
FEMSA Cerveza[3]	**Ps. 3,147**	Ps. 2,971	Ps. 2,993
Coca-Cola FEMSA México	**3,622**	2,838	2,082
Coca-Cola FEMSA Buenos Aires[4]	**174**	148	189
FEMSA Empaques	**795**	954	1,065
FEMSA Comercio and Amoxxo	**281**	287	249
FEMSA Logística and Logística-CCM	**54**	79	115
Other	**677**	264	165
Consolidation adjustments	**(545)**	(220)	(158)
	Ps. 8,205	Ps. 7,371	Ps. 6,700

Depreciation	2001	2000	1999
FEMSA Cerveza	**Ps. 937**	Ps. 908	Ps. 871
Coca-Cola FEMSA México[5]	**667**	791	661
Coca-Cola FEMSA Buenos Aires[5]	**179**	193	157
FEMSA Empaques	**232**	238	274
FEMSA Comercio and Amoxxo	**76**	79	60
FEMSA Logística and Logística-CCM	**34**	46	53
Other	**12**	8	10
	Ps. 2,137	Ps. 2,263	Ps. 2,086

(1) Sales and transfers between geographic areas are not significant.
(2) Includes management fee charged by Emprex and participation in affiliated companies.
(3) Includes equity method of affiliated companies.
(4) Includes the amortization of goodwill for Coca-Cola FEMSA Buenos Aires.
(5) Includes breakage of bottles.

Amortization and Other	2001	2000	1999
FEMSA Cerveza	**Ps. 1,002**	Ps. 983	Ps. 708
Coca-Cola FEMSA México	**139**	143	161
Coca-Cola FEMSA Buenos Aires	**112**	138	188
FEMSA Empaques	**27**	25	27
FEMSA Comercio and Amoxxo	**83**	68	58
FEMSA Logística and Logística-CCM	**4**	2	5
Other	**14**	27	23
	Ps. 1,381	Ps. 1,336	Ps. 1,170

Interest Expense	2001	2000	1999
FEMSA Cerveza	**Ps. 294**	Ps. 324	Ps. 225
Coca-Cola FEMSA México	**310**	344	458
Coca-Cola FEMSA Buenos Aires	**5**	6	8
FEMSA Empaques	**414**	740	1,115
FEMSA Comercio and Amoxxo	**95**	91	89
FEMSA Logística and Logística-CCM	**9**	28	14
Other	**380**	355	314
Consolidation adjustments	**(614)**	(810)	(1,086)
	Ps. 893	Ps. 1,078	Ps. 1,137

Interest Income	2001	2000	1999
FEMSA Cerveza	**Ps. 72**	Ps. 136	Ps. 212
Coca-Cola FEMSA México	**259**	125	48
Coca-Cola FEMSA Buenos Aires	**14**	8	30
FEMSA Empaques	**50**	74	100
FEMSA Comercio and Amoxxo	**23**	23	31
FEMSA Logística and Logística-CCM	**11**	19	10
Other	**643**	849	1,108
Consolidation adjustments	**(614)**	(810)	(1,086)
	Ps. 458	Ps. 424	Ps. 453

Income Tax and Tax on Assets	2001	2000	1999
FEMSA Cerveza	**Ps. 836**	Ps. 957	Ps. 882
Coca-Cola FEMSA México	**1,230**	823	626
Coca-Cola FEMSA Buenos Aires	**64**	63	79
FEMSA Empaques	**220**	90	56
FEMSA Comercio and Amoxxo	**118**	113	24
FEMSA Logística and Logística-CCM	**25**	23	76
Other	**51**	105	115
	Ps. 2,544	Ps. 2,174	Ps. 1,858

Capital Expenditures[1]	2001	2000	1999
FEMSA Cerveza	**Ps. 3,343**	Ps. 2,861	Ps. 2,611
Coca-Cola FEMSA México	**757**	832	867
Coca-Cola FEMSA Buenos Aires	**32**	57	63
FEMSA Empaques	**86**	152	192
FEMSA Comercio and Amoxxo	**581**	513	369
FEMSA Logística and Logística-CCM	**111**	(84)	77
Other	**2**	7	(48)
	Ps. 4,912	Ps. 4,338	Ps. 4,131

Long-term Assets	2001	2000
FEMSA Cerveza	**Ps. 17,858**	Ps. 16,895
Coca-Cola FEMSA México	**6,691**	7,449
Coca-Cola FEMSA Buenos Aires	**1,325**	842
FEMSA Empaques	**3,746**	4,068
FEMSA Comercio and Amoxxo	**2,279**	2,196
FEMSA Logística and Logística-CCM	**505**	445
Other	**5,177**	4,671
Consolidation adjustments	**(4,518)**	(3,542)
	Ps. 33,063	Ps. 33,024

Total Assets	2001	2000
FEMSA Cerveza	**Ps. 23,316**	Ps. 22,169
Coca-Cola FEMSA México	**12,201**	9,889
Coca-Cola FEMSA Buenos Aires	**1,631**	1,409
FEMSA Empaques	**5,976**	6,551
FEMSA Comercio and Amoxxo	**3,643**	3,492
FEMSA Logística and Logística-CCM	**719**	762
Other	**7,675**	5,755
Consolidation adjustments	**(6,898)**	(4,595)
	Ps. 48,263	Ps. 45,432
Income tax refund	**–**	247
	Ps. 48,263	Ps. 45,679

Total Liabilities	2001	2000
FEMSA Cerveza	**Ps. 5,167**	Ps. 5,028
Coca-Cola FEMSA México	**4,710**	4,755
Coca-Cola FEMSA Buenos Aires	**434**	407
FEMSA Empaques	**4,406**	5,373
FEMSA Comercio and Amoxxo	**2,663**	2,128
FEMSA Logística and Logística-CCM	**228**	228
Other	**4,077**	3,263
Consolidations adjustments	**(6,030)**	(4,869)
	Ps. 15,655	Ps. 16,313
Deferred income tax payable	**3,759**	4,063
Income tax payable	**253**	–
	Ps. 19,667	Ps. 20,376

(1) Includes investments in property, plant and equipment, as well as deferred charges.

NOTE 23. Differences Between Mexican GAAP and US GAAP.

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported majority net income, majority stockholders' equity and majority comprehensive income to US GAAP is presented in Note 24. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, "Reconocimiento de los Efectos de Inflación en la Información Financiera" (Recognition of the Effects of Inflation in the Financial Information), of Mexican GAAP.

The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below:

a) Restatement of Prior Year Financial Statements:

As explained in Note 4 a), in accordance with Mexican GAAP, the financial information for foreign subsidiaries and affiliated companies for prior years was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year end exchange rate.

Under US GAAP, the prior year financial information for foreign subsidiaries and affiliated companies must be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of such prior year amounts using the NCPI factors. Additionally, all other US GAAP adjustments for prior years have been restated based upon the US GAAP methodology.

b) Deferred Promotional Expenses:

As explained in Note 4 e), for Mexican GAAP purposes the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For US GAAP purposes, such promotional costs are expensed as incurred.

c) Start-up Expenses:

Under Mexican GAAP, start-up costs are capitalized and are amortized at the start of operations using the straight-line method.

Under US GAAP, all start-up costs must be expensed as incurred.

d) Goodwill:

As mentioned in Note 4 i), under Mexican GAAP, goodwill must be amortized over a period of no more than 20 years. Under US GAAP must be amortized over a period of no more than 40 years.

As explained in Note 25, under US GAAP in accordance with SFAS No. 142, goodwill generated after June 30, 2001 is no longer subject to amortization, and any goodwill generated before that date must be amortized through December 31, 2001.

Goodwill from the acquisition of Promotora de Marcas Nacionales (see Activities of the Company) under US GAAP is subject to SFAS No. 142 regulations, since it was generated after June 30, 2001.

e) Restatement of Imported Equipment:

As explained in Note 4 h), under Mexican GAAP, imported machinery and equipment have been restated by applying the inflation rate of the country of origin, then translated at the year end exchange rate of the Mexican peso.

Under US GAAP, all machinery and equipment, both domestic and imported have been restated using NCPI factors.

f) Capitalization of Integral Result of Financing:

Under Mexican GAAP, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional. The Company does not capitalize the integral result of financing.

In accordance with US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the US GAAP reconciliation of the majority net income and majority stockholders' equity. If the borrowings are denominated in US dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of capitalizable interest determined as noted above is reduced by the gain on monetary position associated with the debt.

g) Financial Instruments:

In accordance with Mexican GAAP as mentioned in Note 4 o), beginning in January 2001, Bulletin C-2 became effective.

Under US GAAP a new accounting principle, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", also became effective in 2001. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument's fair value be recognized in:

- The net income of the year; or
- Other comprehensive income, if it is proved that the instruments are clearly and closely related directly with the hedged item, as measured by statistical effectiveness tests. Thereafter, as the financial instruments mature, the gain or loss is recognized in the results of the year.

The initial effect of SFAS No. 133 should be included in the income statement or in other comprehensive income net of taxes, as a change in accounting principle. For the purposes of SFAS No. 133, the Company has elected not to comply with the hedge accounting requirements for the derivative instruments contracted before December 31, 2000 and accordingly the entire effect of the valuation of those instruments was recognized in the income statement as a change in accounting principle under US GAAP (see Note 23 n).

Prior to 2001, in accordance with Mexican GAAP, the income statement effect of forward contracts was recorded at the maturity of each contract. In accordance with US GAAP the income statement effect was determined by the difference on the exchange rate at the date the contract was signed and the forward exchange rate, amortizing such difference in a straight line basis over the term of the contract.

h) Deferred Income Taxes and Employee Profit Sharing:

As explained in Note 4 m), beginning in 2000 under Mexican GAAP the revised Bulletin D-4 became effective. The Company follows SFAS No. 109, "Accounting for Income Taxes" for US GAAP purposes, which differs from Mexican GAAP as follows:

- Under Mexican GAAP deferred taxes are classified as non-current, while under US GAAP the classification is based on the classification of the related asset or liability.
- Under Mexican GAAP the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP the deferred tax balance is classified as a non-monetary item. As a result, the net income differs just in the presentation between the gain (loss) on monetary position and deferred income taxes provision.
- Under Mexican GAAP a change in statutory tax rate approved prior to issuance of the financial statements is considered in the calculation of deferred taxes at the balance sheet date. Under US GAAP, a change in statutory tax rate may not be considered until the enactment date, which is January 1, 2002 for the changes mentioned in Note 20 a).
- Under Mexican GAAP deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under US GAAP the same liability method as used for deferred income taxes is applied.

Additionally, the restatement of imported machinery and equipment, the capitalization of financing costs, the pension plan and financial instruments under Mexican GAAP have a different treatment that under US GAAP (see Note 23 e, f, g and i). As a consequence, the related deferred income tax presented under Mexican GAAP is different than the effect calculated under US GAAP (see Note 20 d).

Reconciliation of Deferred Income Taxes	2001	2000
Deferred income taxes under Mexican GAAP	**Ps. 3,759**	Ps. 4,063
US GAAP adjustments:		
Property, plant and equipment, net	**841**	651
Capitalization of integral result of financing	**174**	157
Deferred charges	**(20)**	(15)
Pension plan	**26**	28
Financial instruments	**-**	(28)
Restatement effect	**-**	58
Total Adjustments	**Ps. 1,021**	Ps. 851
Deferred income taxes under US GAAP	**Ps. 4,780**	Ps. 4,914

The changes in the balance of the deferred income taxes for the year are as follows:

	2001	2000
Balance at beginning of the year	**Ps. 4,914**	Ps. 5,001
Provision for the year	**(137)**	(88)
Inflation adjustment	**3**	8
Balance at end of the year	**Ps. 4,780**	Ps. 4,914

Reconciliation of Deferred Employee Profit Sharing	2001	2000
Deferred employee profit sharing under Mexican GAAP	**Ps. –**	Ps. –
US GAAP adjustments:		
Current:		
Allowance for doubtful accounts	**(21)**	(21)
Inventories	**374**	381
Non-current:		
Property, plant and equipment, net	**1,151**	1,159
Capitalization of interest expense	**42**	45
Deferred charges	**11**	2
Pension plan	**(42)**	(35)
Seniority premiums	**(8)**	(9)
Medical services	**(5)**	(3)
Foreign exchange effect	**(1)**	(3)
Other reserves	**5**	(7)
Total Adjustments	**1,506**	1,509
Deferred employee profit sharing under US GAAP	**Ps. 1,506**	Ps. 1,509

The changes in the balance of the deferred employee profit sharing for the year are as follows:

	2001	2000
Balance at beginning of the year	**Ps. 1,509**	Ps. 1,645
Provision for the year	**(3)**	(138)
Inflation adjustment	**-**	2
Balance at end of the year	**Ps. 1,506**	Ps. 1,509

i) Pension Plan:

Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations, in accordance with Bulletin D-3, "Obligaciones Laborales" (Labor Obligations), which is substantially the same as US GAAP's SFAS No. 87, "Employers' Accounting for Pensions", except for the initial year of application of both bulletins, which generates a difference in the unamortized prior service costs and in the amortization expense.

Under Mexican GAAP and US GAAP, there is no difference in the liabilities for seniority premiums and postretirement medical benefits.

The Company has prepared a study of pension costs under US GAAP based on actuarial calculations using the same assumptions applied under Mexican GAAP (see Note 13).

The required disclosures under SFAS No. 87 are presented as follows:

Net Pension Cost	2001	2000	1999
Service cost	Ps. 60	Ps. 81	Ps. 75
Interest cost	111	123	119
Actual return on pension plan funds	(86)	(89)	(61)
Net amortization and deferral	34	38	42
Net pension cost (US GAAP)	119	153	175
Net pension cost recorded (Mexican GAAP)	95	130	150
Additional expense that must be recognized under US GAAP	Ps. 24	Ps. 23	Ps. 25

Pension Liability	2001	2000
Projected benefit obligation	Ps. 2,111	Ps. 2,366
Pension plan funds at fair value	(1,475)	(1,430)
Unfunded projected benefit obligation	636	936
Unrecognized net transition obligation	(417)	(458)
Unrecognized actuarial (loss) gain	205	(112)
Total unfunded accrued pension liability under US GAAP	424	366
Total unfunded accrued pension liability under Mexican GAAP	502	446
Liability that must be canceled under US GAAP	Ps. (78)	Ps. (80)

Change in Projected Benefit Obligation	2001	2000
Obligation at the beginning of the year	Ps. 2,366	Ps. 2,164
Service cost	60	81
Interest cost	111	123
Actuarial loss	134	119
Adjustment in projected benefit (Note 13)	(422)	-
Benefits paid on pension plan funds	(138)	(121)
Obligation at the end of the year	Ps. 2,111	Ps. 2,366

Change in Pension Plan Funds	2001	2000
Balance at the beginning of the year	Ps. 1,430	Ps. 1,467
Actual return on plan assets in real terms	86	89
Actuarial (loss) gain	52	(32)
Employer contribution on pension plan funds	45	27
Benefits paid on pension plan funds	(138)	(121)
Balance at the end of the year	Ps. 1,475	Ps. 1,430

j) Minority Interest:

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity in the consolidated balance sheet.

Under US GAAP, this item must be excluded from consolidated stockholders' equity and classified as a non-current liability in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

The US GAAP adjustments shown in Note 24 a) and b), are calculated on a consolidated basis. Therefore, the minority interest effect is presented as a separate line item, in order to obtain net income and stockholders' equity.

The minority interest in US GAAP adjustments is as follows:

Income Statement	2001	2000	1999
Deferred promotional expenses	Ps. -	Ps. -	Ps. (3)
Restatement of imported machinery and equipment	12	20	11
Capitalization of integral result of financing	-	(11)	24
Financial instruments	-	39	-
Deferred income taxes	38	(85)	25
Deferred employee profit sharing	29	(71)	6
Pension plan cost	3	80	7
	Ps. 82	Ps. (28)	Ps. 70

Stockholders' Equity	2001	2000
Restatement of imported machinery and equipment	Ps. (377)	Ps. (334)
Capitalization of integral result of financing	(162)	(162)
Financial instruments	-	39
Deferred income taxes	254	264
Deferred employee profit sharing	377	332
Accumulated pension plan liability	(7)	(10)
	Ps. 85	Ps. 129

k) Acquisition of Minority Interest:

In accordance with Mexican GAAP, the Company applied the entity theory to the acquisition by FEMSA in May 1998, through the Exchange Offer, of the minority interest in Emprex. Accordingly, no goodwill was created as a result of such acquisition, and the difference between the book value of the Series "B" Emprex shares acquired by FEMSA and the FEMSA shares exchanged therefore is recorded as additional paid-in capital. The direct out-of-pocket costs identified with the purchase of minority interest are treated as an additional purchase cost and included in other expenses.

In accordance with US GAAP, the acquisition of a minority interest must be accounted under the purchase method, using the market value of Series "B" Emprex shares received by FEMSA in the Exchange Offer to determine the cost of the acquisition of such minority interest and the related goodwill. The goodwill is amortized over a period of up to 40 years. Under US GAAP, the direct out-of-pocket costs identified with the purchase of minority interest are treated as additional goodwill.

l) Comprehensive Income:

The Mexican GAAP presentation of comprehensive income by the Company is in compliance with the presentation required by SFAS No. 130, "Reporting Comprehensive Income", of US GAAP. In Note 24 c), a reconciliation of majority comprehensive income under Mexican GAAP to US GAAP is presented. The difference is generated by the adjustment to net income explained in Note 24 a) and the result of non-monetary assets to reconcile to US GAAP.

m) Statement of Cash Flows:

Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Estado de Cambios en la Situación Financiera" (Statement of Changes in Financial Position), which identifies the generation and application of determined resources for the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and the foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with US GAAP the Company follows SFAS No. 95, "Statement of Cash Flows", which requires the presentation of a statement of cash flows.

The following presents a reconciliation between Mexican GAAP and US GAAP of the resources generated by or used in operating, investing and financing activities:

		2001		2000		1999
Net resources generated by operations under Mexican GAAP	**Ps.**	**9,173**	Ps.	7,260	Ps.	7,901
Gain on monetary position		**(551)**		(298)		4
Foreign exchange gain (loss)		**(57)**		956		(318)
Fixed asset write-offs		**221**		62		125
Net cash flows generated by operations under US GAAP	**Ps.**	**8,786**	Ps.	7,980	Ps.	7,712
Net resources used in investing activities under Mexican GAAP	**Ps.**	**4,461**	Ps.	3,838	Ps.	3,982
Fixed asset write-offs		**221**		62		125
Restatement of investments		**(125)**		(164)		(160)
Net cash flows used in investing activities under US GAAP	**Ps.**	**4,557**	Ps.	3,736	Ps.	3,947
Net resources used in financing activities under Mexican GAAP		**(1,674)**		(2,060)		(3,819)
Gain on monetary position		**364**		348		258
Foreign exchange gain (loss)		**284**		(845)		471
Net cash flows used in financing activities under US GAAP	**Ps.**	**(1,026)**	Ps.	(2,557)	Ps.	(3,090)
Supplementary cash flow information:						
Interest paid	**Ps.**	**929**	Ps.	1,134	Ps.	1,299
Income tax and tax on assets paid		**2,117**		1,532		1,509

n) Summarized Financial Information under US GAAP:

Income Statement		2001		2000		1999
Total revenues	**Ps.**	**49,877**	Ps.	47,454	Ps.	43,942
Income from operations		**7,431**		6,688		6,225
Income before income tax and tax on assets		**7,047**		5,343		5,839
Income tax and tax on assets		**2,494**		1,820		2,680
Income before effects of extraordinary items		**4,553**		3,523		3,159
Effect of changes in accounting principles (Note 23 g)		**(49)**		–		(19)
Income before minority interest		**4,504**		3,523		3,140
Minority interest in results of consolidated subsidiaries		**1,497**		1,091		1,042
Net income		**3,007**		2,432		2,098
Cumulative translation adjustment		**(418)**		344		267
Cumulative result of holding non-monetary assets		**(836)**		(722)		(997)
Other comprehensive income		**(1,254)**		(378)		(730)
Comprehensive income	**Ps.**	**1,753**	Ps.	2,054	Ps.	1,368
Net income per Series "B" share (constant pesos):						
Before changes in accounting principles	**Ps.**	**0.515**	Ps.	0.406	Ps.	0.353
After changes in accounting principles		**0.506**		0.406		0.350
Net income per Series "D" share (constant pesos):						
Before changes in accounting principles		**0.643**		0.508		0.442
After changes in accounting principles		**0.633**		0.508		0.438

Balance Sheet	2001	2000
Current assets	Ps. 15,200	Ps. 13,156
Property, plant and equipment, net	29,407	29,903
Other assets, net	19,116	20,160
Total assets	63,723	63,219
Current liabilities	9,814	10,014
Long-term liabilities	7,740	7,306
Other liabilities	4,562	5,953
Total Liabilities	22,116	23,273
Minority interest in consolidated subsidiaries	8,308	7,888
Stockholders' equity	33,299	32,058
Total liabilities and stockholders' equity	Ps. 63,723	Ps. 63,219

Statements of Changes in Stockholders' Equity	2001	2000
Stockholders' equity as of the beginning of the year	Ps. 32,058	Ps. 30,808
Purchase of Company's shares	(64)	(242)
Dividends declared	(449)	(562)
Translation adjustment	(418)	344
Result of holding non-monetary assets	(836)	(722)
Net income for the year	3,007	2,432
Stockholders' equity as of the end of the year	Ps. 33,299	Ps. 32,058

NOTE 24. Reconciliation of Mexican GAAP to US GAAP.

a) Reconciliation of Net Income:

	2001	2000	1999
Net majority income under Mexican GAAP	Ps. 3,292	Ps. 2,636	Ps. 3,308
US GAAP adjustments:			
Restatement of prior year financial statements (Note 23 a)	–	10	26
Deferred promotional expenses (Note 23 b)	–	–	7
Start-up expenses (Note 23 c)	(16)	(23)	(19)
Goodwill (Note 23 d)	1	–	–
Restatement of imported machinery and equipment (Note 23 e)	(92)	(71)	(38)
Capitalization of the integral result of financing (Note 23 f)	(10)	13	(61)
Financial instruments (Note 23 g)	79	(79)	–
Deferred income tax (Note 23 h)	59	226	(760)
Deferred employee profit sharing (Note 23 h)	3	138	(43)
Pension plan (Note 23 i)	(24)	(23)	(25)
Minority interest (Note 23 j)	82	(28)	70
Acquisition of minority interest (Note 23 k)	(367)	(367)	(367)
Total Adjustments	(285)	(204)	(1,210)
Net income under US GAAP	Ps. 3,007	Ps. 2,432	Ps. 2,098

Under US GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of integral result of financing, goodwill and pension plan liabilities that are non-monetary.

b) Reconciliation of Stockholders' Equity:

	2001	2000
Majority stockholders' equity under Mexican GAAP	**Ps. 20,203**	Ps. 17,771
US GAAP adjustments:		
Restatement of prior year financial statements (Note 23 a)	**-**	625
Start-up expenses (Note 23 c)	**(58)**	(42)
Goodwill (Note 23 d)	**1**	-
Restatement of imported machinery and equipment (Note 23 e)	**1,726**	1,658
Capitalization of integral result of financing (Note 23 f)	**497**	507
Financial instruments (Note 23 g)	**-**	(79)
Deferred income tax (Note 23 h)	**(1,021)**	(851)
Deferred employee profit sharing (Note 23 h)	**(1,506)**	(1,509)
Pension plan (Note 23 i)	**78**	80
Minority interest (Note 23 j)	**85**	129
Acquisition of minority interest (Note 23 k)	**13,294**	13,769
Total Adjustments	**13,096**	14,287
Stockholders' equity under US GAAP	**Ps. 33,299**	Ps. 32,058

c) Reconciliation of Comprehensive Income:

	2001	2000	1999
Majority comprehensive income under Mexican GAAP	**Ps. 2,945**	Ps. 1,941	Ps. 2,111
US GAAP adjustments:			
Net income (Note 24 a)	**(285)**	(204)	(1,210)
Translation adjustment	**(625)**	200	26
Result of holding non-monetary assets	**(282)**	117	441
Comprehensive income under US GAAP	**Ps. 1,753**	Ps. 2,054	Ps. 1,368

NOTE 25. *Future Impact of Recently Issued Accounting Standards Not Yet in Effect.*
During the year 2001, the Financial Accounting Standards Board (FASB) issued the following SFAS:

- In June 2001, it issued SFAS No. 141, "Business Combinations", which is effective for all business combinations initiated after June 30, 2001. SFAS No. 141 requires all business combinations to be accounted for using the purchase method.

  The Company does not anticipate that this new standard will have any impact on its financial position or results of operations.

- In June 2001, it issued SFAS No. 142, "Goodwill and Other Intangible Assets", which is effective for the Company beginning in 2002, except as mentioned in Note 23 d). With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

  The Company anticipates that the adoption of this new standard will result in the discontinuation of annual goodwill amortization, for US GAAP purposes, which amounted to Ps. 476, in 2001. Additionally, the Company does not estimate an adjustment to the goodwill value and does not have any negative goodwill to eliminate.

- In August 2001 it issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company plans to adopt this new standard in 2002. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ", although it retains the fundamental provisions of SFAS No. 121. SFAS No. 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary.

  The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

- In June 2001 it issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for the Company beginning in 2003. The Company plans to adopt this new standard in 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which is incurred if a reasonable estimate of fair value loan be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

  The Company does not anticipate that this new standard will have an impact on its financial position or results of operations.

Executive Officers

Eugenio Garza Lagüera
Honorary Life Chairman
54 years of service

José Antonio Fernández
Chairman of the Board and Chief Executive Officer
FEMSA
14 years of service

Alfredo Martinez
Chief Executive Officer
FEMSA Cerveza
8 years of service

Carlos Salazar
Chief Executive Officer
Coca-Cola FEMSA
28 years of service

Eduardo Padilla
Chief Executive Officer
Strategic Business Division
5 years of service

Federico Reyes
Chief Financial Officer
FEMSA
3 years of service

Ricardo González
Senior Vice President - Human Resources
FEMSA
2 years of service

OFFICES

Offices

FEMSA Cerveza
Ave. Alfonso Reyes No. 2202 Nte.
POB 106
64442 Monterrey, N.L.
Tel.: (52) 81-8328-5000
Fax: (52) 81-8372-5013

Coca-Cola FEMSA
Guillermo González Camarena No. 600
Centro de Cd. Santa Fe
Delegación Álvaro Obregón
01210 México, D.F.
Tel.: (52) 55-5081-5100
Fax: (52) 55-5081-5100

FEMSA Empaques
General Anaya No. 601 Pte.
Col. Bella Vista
POB 953
64410 Monterrey, N.L.
Tel.: (52) 81-8328-6800
Fax: (52) 81-8328-6601

FEMSA Comercio (OXXO)
Edison No. 1235 Nte.
Col. Talleres
64480 Monterrey, N.L.
Tel.: (52) 81-8389-2121
Fax: (52) 81-8389-2144

FEMSA Logistica
General Anaya No. 601 Pte.
Col. Bella Vista
POB 2001
64410 Monterrey, N.L.
Tel.: (52) 81-8328-6000
Fax: (52) 81-8328-6290

FEMSA Corporate Offices
General Anaya No. 601 Pte.
Col. Bella Vista
POB 2001
64410 Monterrey, N.L.
Tel.: (52) 81-8328-6000
Fax: (52) 81-8328-6080

Corporate Headquarters Information
Fomento Económico Mexicano, S.A. de C.V.
General Anaya 601 Poniente, Colonia Bella Vista
Monterrey, Nuevo Leon, Mexico CP 64410
Phone: (52) 81- 8328-6000

International Legal Counsel of the Company
Carlos E. Aldrete Ancira
General Anaya 601 Poniente, Colonia Bella Vista
Monterrey, Nuevo Leon, Mexico CP 64410
Phone: (52) 81- 8328-6180

Independent Accountants
Andersen & Co., S.C.
Avenida San Pedro No. 100 Norte
Col. del Valle
San Pedro Garza García, Nuevo Leon
Mexico, CP 66220

Stock Exchange and Symbol
Fomento Económico Mexicano, S.A. de C.V. series B
Stock trades on the Bolsa Mexicana de Valores (BMV)
in the form of units under the symbols FEMSA UBD
and FEMSA UB. The FEMSA UBD units also trade on
The New York Stock Exchange, Inc. (NYSE)
in the form of ADRs under the symbol FMX.


FMX
Listed
NYSE
THE NEW YORK STOCK EXCHANGE


COTIZA EN
BOLSA MEXICANA DE VALORES
FEMSAUBD

Stock Price and Dividend for the past three years

Dividend paid in 1999[1]	
Series "B"	Ps. 0.060
Series "D"	Ps. 0.075
Dividend paid in 2000[1]	
Series "B"	Ps. 0.084
Series "D"	Ps. 0.105
Dividend paid in 2001[1]	
Series "B"	Ps. 0.073
Series "D"	Ps. 0.092

Depository Bank and Registrar
Citibank, NA
111 Wall Street
New York, NY 10043

Investor Relations Director
Juan Fonseca
Phone: (52) 81- 8328-6245
Fax: (52) 81- 8328-6080
e-mail: jffonser@femsa.com.mx

Communication and External Affairs Director
Jaime Toussaint
Phone: (52) 81- 8328-6202
Fax: (52) 81- 8328-6117
e-mail: jtouelo@femsa.com.mx

Visit FEMSA's website at
Internet: http://www.femsa.com

Where you will find financial information, news releases,
as well as general information about FEMSA and its subsidiaries.

E-mail: comunicacion@femsa.com

The FEMSA 2001 Annual Report may contain certain forward-looking statements concerning FEMSA and its subsidiaries' future performance and should be considered as good faith estimates of FEMSA and its subsidiaries. These forward-looking statements reflect management's exceptions and are based upon currently available data. Actual results are subject to further events and uncertainties which could materially impact the Company's subsidiaries actual performance.
(1) Dividends paid by Fomento Económico Mexicano, S.A. de C.V.

Mission

FEMSA is the largest beverage company in Mexico. Our mission is to "please and satisfy beverage consumers with excellence." For us, our consumers and customers are the most important part of the company, which is why we are committed to offering them the best brands, products, and services.

At FEMSA we firmly believe that excellence can only bear fruit if we have the support of talented, energetic people who are strongly committed to quality.

Formento Económico Mexicano, S.A. de C.V.
Apartado Postal 2001, 64410 Monterrey, N.L., Mexico
www.femsa.com comunicacion@femsa.com


Sprite

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 18, 2002

Fomento Económico Mexicano S.A. de C.V.



By: ______________________

Name: Federico Reyes

Title: Executive Vice President of Finance and Planning